                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                           Radiant Energy Corporation
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                  Canada                                 N/A
---------------------------------------     -----------------------------------
   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)

40 Centre Drive, Orchard Park, New York                  14127
---------------------------------------     -----------------------------------
(Address of principal executive office)                (Zip Code)

Issuer's telephone number: (716) 662-0022
                           --------------

Securities to be registered pursuant to Section 12(b) of the Act.

         Title of each class           Name of each exchange on which registered

                   None
         --------------------------    ----------------------------------------

         --------------------------    ----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
                 ----------------------------------------------
                                (Title of Class)

                                     PART I

Item 1. Description of Business.

General

      Radiant Energy Corporation ("REC"), through its wholly-owned operating subsidiary Radiant Aviation Services, Inc. ("RAS") (REC and RAS may be referred to herein as the "Company"), is in the business of providing its patented INFRATEK(Registered) deicing technology and services to the commercial airline industry.

      Following four years of development and three years of field tests of the INFRATEK(Registered) technology at the Rhinelander Oneida County Airport in Wisconsin and the Greater Buffalo International Airport in New York, the Company opened its first major commercial deicing facility at Newark International Airport in New Jersey in December 1999. This facility is being operated by Continental Airlines, Inc. ("Continental") and revenues from operations at the facility are being shared with Continental. On December 20, 1999, this facility was sold to MDFC Equipment Leasing Corporation ("MDFC"), an affiliate of Boeing Capital Corporation ("Boeing") and, contemporaneously, leased back to the Company.

The INFRATEK(Registered) Technology and Deicing System

      Through the controlled combustion of natural or propane gas, the Company's proprietary energy process units ("EPUs") melt accumulated ice and snow on aircraft. The heat energy does not harm the aircraft or the passengers inside. The Company's unique combination of the optimum infrared energy wavelength, and the method of concentrating the energy, is proprietary, patented and approved by the Federal Aviation Administration ("FAA").

      The Company's INFRATEK(Registered) system is housed in an open-ended structure. The EPUs are suspended from an arched frame over the aircraft. To begin the deicing process an aircraft enters the structure and comes to a full stop, but is not required to shut off its engines. Passengers and crew remain on board. An operator at the facility enters the aircraft type into a computer which controls the EPUs. The computer then starts the EPUs which produce the required amount of radiant heat energy to melt and evaporate the snow, ice and frost from the surface of the aircraft. The process time varies depending on the amount of snow, ice and frost on the aircraft. After the INFRATEK(Registered) system has been utilized, and the aircraft is "clean", it may be necessary, depending on weather conditions, to apply a chemical (glycol-


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based) anti-icing fluid to prevent accumulations of snow, ice or frost.

      The following table compares the INFRATEK(Registered) system to traditional, chemical deicing with glycol, assuming a mid-sized aircraft (e.g., a Boeing 737) with an average covering of snow, ice and frost:

                                     INFRATEK(Registered)         GLYCOL
Time to deice                        3 to 20 minutes        5 to 25 minutes
Gas/Glycol Quantity                  5 to 10 million BTUs   75 to 1,000 gallons
Cost per unit                        (1)$5.00/million BTU   $9 to $15  gallon - includes
                                                            cost of glycol and recovery
Cost/Application (excluding Labor)   $25 to $50             $675 to $15,000
Equipment                            INFRATEK(Registered)   Trucks, deicing equipment,
                                                            and a containment system
Labor (Workers)                      1 to 2                 4 to 8

      The INFRATEK(Registered) system's computerization enables a single operator to adjust the system for specific aircraft and various deicing conditions. The control system is PC-based and runs on software set up for the Company's application.

Advantages of the INFRATEK(Registered) System

      Data collected from working installations demonstrate that the INFRATEK(Trademark) system offers the following advantages over the traditional chemical deicing process:

      1.    Operating cost savings;

      2. Improved and dependable throughput timing, resulting in greater airport efficiencies;

      3.    Capital cost savings; and

----------
      (1) All references herein are to U.S. dollars, unless otherwise indicated.


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      4.    Environmental risks are reduced and worker safety is improved.

Commercialization of the INFRATEK(Registered) Technology

      In March 1997 Prior Aviation Services ("Prior Aviation"), an aviation service company with extensive experience in aircraft deicing, commenced operation of the first INFRATEK(Registered) system at the Greater Buffalo International Airport in New York ("Buffalo Airport").

      In January 1998 Radiant sold the first INFRATEK(Registered) system to the Rhinelander Oneida County Airport ("Rhinelander Airport") in Wisconsin. The Company retained no rights to this system or to the revenues produced by it. On March 15, 1998, the system commenced commercial operations. The INFRATEK(Registered) system deices approximately 50% of Rhinelander's air traffic, which consists primarily of commuter aircraft including Dash 8s and Beech 1900s. To date, over 175 deicings utilizing the INFRATEK(Registered) system have occurred at the Rhinelander Airport.

      On December 20, 1999, the Company opened its first major installation of an INFRATEK(Registered) system at Newark International Airport ("the Newark Facility"). The 32,868 square foot facility was sold to MDFC, an affiliate of Boeing, on December 20, 1999, and, contemporaneously, leased back to the Company. Continental has an option to purchase the Newark Facility. Continental operates the Newark Facility and charges airlines a per use deicing fee, which is shared with the Company.

The Market for INFRATEK(Registered) and Plan of Marketing

      The potential users of the INFRATEK(Registered) system include commercial passenger airlines, air cargo haulers, military installations, and the general aviation industry.

      The Company estimates the primary North American market of major hub, medium- sized and regional airports to be approximately 750 locations, with approximately an additional 750 locations in Europe. Some of these 1,500 locations have traffic volumes which could justify installation of multiple INFRATEK(Registered) systems. Primary locations include those with suitable weather patterns, as well as some warm weather locations (e.g., Atlanta) where icing occurs. Company owned Deicing Service Centres ("DSCs") are planned to be located in high-traffic locations to be operated by an airline, with direct sales taking place to the airports and the military.


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      The Company plans to generate revenues:

      o by owning DSCs at major hub locations, which will be operated by an airline;

      o through direct sales to end users, with or without a per use deicing licensing fee; and

      o     from maintenance agreements.

                                      DSCs

      The Company plans to own the INFRATEK(Registered) systems at the major airline hubs and enter into management contracts with an airline or general aviation service company to operate the system at the airport. Revenues will be shared between the Company and the operator of the system. The operator will be responsible for the operating costs.

                                  Direct Sales

      The Company plans to sell INFRATEK(Registered) systems primarily to airports with low traffic volume. The Company also plans to make direct sales to the military. As a condition of these sales, the purchaser may be assessed a royalty fee based on use.

                              Maintenance Contracts

      The Company plans to offer maintenance services for its INFRATEK(Registered) system on a fixed fee basis.

                        The Aviation Industry and Deicing

The Deicing of Aircraft

      The aviation services industry includes aircraft fueling, cargo warehousing, and maintenance of aircraft, ground support equipment and aircraft deicing. The FAA currently requires that aircraft prepared for flight must be free and clear of frozen contamination (frost,


                                       5
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snow and ice). This requirement, the "clean aircraft concept", has been a major factor in both the decrease in the number of ice related aircraft crashes since 1992 and the increase in the amount of glycol used in deicing.

      Although the FAA regulates the airline industry, standards for deicing are determined by the airlines and individual airports. The traditional and most common method of aircraft deicing consists of spraying a mixture of hot water and the chemical glycol on the contaminated surfaces. A substantial capital investment in traditional deicing infrastructure has already been made by the airline industry, principally in tanker trucks equipped with booms, for training programs, and contaminant removal and disposal facilities for recovery and containment of used glycol.

The Environmental Issues

      Environmental issues associated with glycol have prompted environmental protection and regulatory agencies to protest the increased utilization of chemical-based technologies for deicing operations. Glycol chemicals used in deicing fluids pose health hazards to operators including eye irritation, central nervous system depression, and kidney and liver damage. The environmental risks have prompted increasingly tighter procedures and techniques in the handling, use and disposal of these chemicals. As a result, airports are developing multi- million dollar deicing fluid recovery, containment and disposal facilities. The Company's technology addresses these industry issues by providing a service that reduces operating costs, environmental risks, operating risks, and health risks by significantly reducing the need for these chemicals.

FAA Approval and Recognition

      The Company received FAA authorization for its INFRATEK(Registered) deicing system in 1997. In June 1997, the FAA awarded the Company its 1997 Environmental Award in recognition of the Company's efforts to develop a more environmentally responsible method of deicing aircraft. The Company won the 1997 Technology and Innovation Award presented by Aviation Week & Space Technology Magazine. The editors of Discover Magazine nominated the Company for the magazine's Award for Technological Innovation. In February 1998, the Federal Laboratory Consortium recognized the Company for its outstanding efforts in technology transfer between industry and federal agencies.

      The INFRATEK(Registered) system has been designated by the FAA as eligible for Federal Airport Improvement Program and Passenger Facility Charge funding. As a result, U.S. airports are


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eligible to apply for funding from these programs for up to 90% of the total cost incurred to install an INFRATEK(Registered) system.

Environmentally Responsible Technology

      Glycol used for deicing can enter streams, sewage and water supply systems serving suburban and urban communities, contaminating surface water and groundwater drinking systems. The Company's technology eliminates the need for glycol chemicals used in the removal of ice, snow and frost from aircraft surfaces.

      Depending on weather conditions, a light spraying of glycol may be applied to provide anti-icing protection. This last measure is not part of the INFRATEK(Registered) system and is common in the industry.

                                     Deicing

Overview

      Aircraft deicing consists of the pre-flight removal of ice, snow and frost from aircraft surfaces. Depending on weather conditions, the application of anti-icing chemicals may be required after the deicing process to prevent re-accumulation.

      The use of deicing chemicals increased markedly in 1992 and 1993 as a result of a commercial airliner crash which was suspected to be the result of improper deicing at LaGuardia Airport in New York. In response to this incident, the FAA mandated that aircraft be free of ice, snow and frost. Currently, aircraft deicing is primarily accomplished through the application of chemical deicing solutions. Due to the hazardous environmental and safety effects of these chemicals, aircraft deicing operations are facing increasing regulations and costs.

The Traditional Chemical Deicing Process Using Glycol

      Glycol is applied to aircraft as a hot liquid mixture of 50% glycol and 50% hot water. The hot water melts the ice; the glycol is added to the hot water so it does not refreeze on the aircraft. This mixture is applied under pressure using a nozzle mounted on a vehicle. The pressure of the liquid hitting the surface of the aircraft mechanically removes snow and ice, which is also melted by the heat of the solution. In addition, the antifreeze properties of the compound remove snow and ice. The solution that remains on the surface of the aircraft helps prevent refreezing. The amount of deicing solution used on an individual aircraft can range from 10 gallons for light frost on a small corporate jet to several thousand gallons for a large commercial aircraft. Aircraft deicing is performed by the airline or by a service company. Using conventional glycol sprays, airlines currently can pay between $675 and $15,000 to deice a narrow body passenger jet, depending on the amount of accumulation and weather conditions.

Traditional Deicing Environmental Infrastructure

      Because most airports were built before environmental regulations for polluted water runoff were enacted, the infrastructure needed to control large quantities of deicing fluids does not exist at many airports. Deicing generally takes place directly on the tarmac. Deicing chemicals may enter the "runoff" and flow into nearby waterways. In 1987, under Clean Water Act revisions, storm water runoff was recognized under federal law as a serious water pollution problem, and the national storm water permit system was adopted to attempt to control polluted runoff from urban areas, including industrial sites.

      To minimize the potentially hazardous effects of aircraft deicing, some airports use centralized deicing systems which drain into recycling tanks or large retention ponds. Other airports collect storm water runoff through drains and treat it before discharging it into a sanitary sewage system. In addition, many larger airports conduct water monitoring studies. At other airports, deicing fluid runoff flows directly into creeks and other tributaries.

                                   Competition

      The Company faces competition primarily from two sources: (i) existing chemical deicing methods and the related airport Ground Support Equipment ("GSE") infrastructure, and (ii) alternative deicing methods.

Ethylene and Propylene Glycol

      The current method of deicing large aircraft is to first deice the critical aircraft surfaces using so-called "Type I" or "Type II" ethylene glycol fluids, which are specifically formulated for deicing applications(2). The Company's principal competition, therefore, comes from the manufacturers of ethylene and propylene glycol technology in combination with the GSE industry infrastructure (i.e., deicing trucks, special booms, related procedures and training programs, and the substantial existing and planned contaminant removal and disposal facilities) and the companies committed to using glycol. Glycol manufacturers and the GSE infrastructure have been operating without any substantial competition from alternative deicing methods. The inertia implicit in the long-standing relationship between chemical-based deicing delivery systems, airports and airlines is strong and well entrenched.

      The major producer of ethylene glycol in North America is Union Carbide Corporation. Other producers include Saudi Basic Industries Corp., Shell Oil Company, Occidental Petroleum Corporation, Texaco Chemical Company, and BASF Corporation. Due to the potential environmental and human safety hazards posed by ethylene glycol use, several major U.S. airlines, as well as the U.S. Air Force, decided in 1993 to cease utilizing ethylene glycol for deicing. Instead, they now use propylene glycol which has fewer adverse environmental effects than ethylene glycol. According to one producer, Arco Chemical Co., propylene glycol is as effective for deicing aircraft as is ethylene glycol, and has no harmful effects on humans in this application. However, anti-corrosion chemicals added to a propylene glycol deicer can render the substance just as toxic to aquatic life as ethylene glycol-based deicing fluids.

GSE Operators and Alternative Deicing Methods

      The GSE industry has expanded and adapted its deicing equipment, materials, and operating standards in an effort to provide acceptable service to airline clients and comply with aviation and environmental regulations.

      The increased attention placed on icing-related aircraft crashes has resulted in an increase in the use of deicing chemicals. This, in turn, has caused operating problems in the form of aircraft congestion and longer holdover times. Airports have attempted to address

----------
      (2) In many cases, so-called "Type II" fluid is then applied for anti-icing purposes to protect the deiced aircraft from re-accumulation of frozen contamination prior to and during takeoff. The need to apply such anti-icing chemicals to an aircraft after deicing is not eliminated by the utilization of the INFRATEK(Registered) system.

the congestion and holdover problems in a number of ways, including the construction of centralized remote deicing facilities removed from gate activity.

      A number of glycol spray truck manufacturers are reviewing other forms of combined glycol and forced air, or hot forced air systems. To date, no air only or combined air/glycol systems are in commercial operation or approved by the FAA.

                              Intellectual Property

      The Company was issued Patent #5,4178,389 by the U.S. Patent and Trademark Office on May 23, 1995. The Patent was re-issued on December 28, 1999 as Patent #36468. The Patent covers two aspects of the proprietary INFRATEK(Registered) system:

      (i) generating and focusing specific electromagnetic wavelengths of radiant energy on a target surface; and

      (ii) creating an increased component of radiant energy through natural or propane gas.

      The Company was issued Trademark #2,072,371 for "Infratek" on June 17,
1997.

                               Material Contracts

The Boeing Investment Agreement and Boeing Financing Agreement

The Boeing Investment Agreement

      On June 30, 1999, the Company entered into an agreement with Boeing pursuant to which Boeing (1) purchased 2,292,260 shares of common stock of the Company ("Shares") for $2,330,243; (2) was granted the option to purchase 653,145 Shares at a price of Cdn. $1.35(3) per Share; and (3) was granted the right of first refusal to provide financing on a case

----------
      (3) The following table sets forth the exchange rates for one Canadian ("Cdn.") dollar, expressed in terms of one U.S. dollar, for the past five years.

by case basis to the Company for construction of INFRATEK(Registered) systems (the "Boeing Investment Agreement"). The Boeing Investment Agreement, among other things, grants Boeing (1) proportionate representation on the Company's board of directors and (2) pre-emptive rights and anti-dilution protection to enable Boeing to maintain its proportionate equity interest in the Company should it elect to do so.

The Boeing Financing Agreement

      The Company entered into an agreement with Boeing dated June 24, 1999 (the "Boeing Financing Agreement") in connection with entering into the Boeing Investment Agreement. The Boeing Financing Agreement provides that Boeing will provide financing for the construction of up to four (4) INFRATEK(Registered) systems to an aggregate of $10 million. The Boeing Financing Agreement provides that upon the construction of an INFRATEK(Registered) system by the Company, the Company will sell the system to Boeing, which contemporaneously will lease the system to the Company. The lease term will be seven (7) years. The rent payable pursuant to the lease will be equal to the sum of (i) 1.432% of the equipment cost, and (ii) 10% of the monthly deicing revenue from such system. The Company will be responsible for maintaining insurance and all costs associated with the systems' operations. The Company will have the option to purchase each INFRATEK(Registered) system at fair market value, not to exceed

----------
              AVERAGE            LOW                   HIGH       YEAR END
1995          .7305             .7023            -    .7527        .7323
1996          .7332             .7140            -    .7472        .7301
1997          .7286             .7145            -    .7513        .7233
1998          .6742             .6490            -    .7020        .6521
1999          .6744             .6535            -    .6944        .6944

      The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At February 15, 2000, one Canadian dollar, as quoted by Telerate and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equaled $.6871 in U.S. dollars. (Source: The Wall Street Journal.)


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

37.5% of its original cost, at the expiration of the lease.

      The Company sold the Newark Facility to an affiliate of Boeing, MDFC, on December 20, 1999 for $3,383,700. Contemporaneously with the sale, the Company leased back the Newark Facility for a period of eight years at a monthly rental of approximately $49,000 plus 10% of the monthly deicing revenue.

The Continental Agreement

      On September 9, 1999, RAS entered into an agreement with Continental for, among other things, RAS to build an INFRATEK(Registered) system (the "Continental Agreement") at a site controlled by Continental at Newark International Airport. This installation, the Newark Facility, was completed on December 20, 1999.

      The Continental Agreement provides that Continental will (1) operate the Newark Facility, (2) pay for all operating costs, (3) pay RAS a fee (in accordance with an approved schedule of fees) for use of the INFRATEK(Registered) system, and (4) share equally in all net revenues generated for advertising sold to third parties, either on the inside or outside of the Newark Facility. RAS is responsible for costs of all future capital repairs.

      The Continental Agreement also grants Continental the option to purchase the Newark Facility after May 1, 2000, and before the later of (i) May 1, 2002 or 30 days after the Newark Facility is completed. The purchase option price ranges from $3,322,793 on May 1, 2000 to $2,815,238 on May 1, 2002. If
Continental exercises the purchase option, Continental will pay RAS $150 for each deicing treatment of a non-Continental aircraft and $75 for each deicing treatment of a Continental aircraft.

The Lufthansa Agreement

      On May 10, 1999, RAS entered into a contract with Lufthansa Engineering and Operational Services Gmbh ("Lufthansa") for Lufthansa, on a non-exclusive basis, to provide the installation, sale, maintenance and service of INFRATEK(Registered) systems in Europe and Scandinavia. Lufthansa was granted a right of first refusal, on a project by project basis, for the installation, maintenance and service of INFRATEK(Registered) systems in these areas. RAS is

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obligated to pay Lufthansa 10,000 D.M.(4) per year regardless of whether sales are made. If a sale is made by Lufthansa, RAS is obligated to pay a 5% commission on each sale. RAS has the right to cancel the contract after December 31, 2002 if Lufthansa has not sold a minium of two systems by that date. If not canceled, the Lufthansa contract will automatically renew for one (1) year periods beginning December 31, 2002, unless terminated by either party.

                              Corporate Development

      REC was incorporated under the laws of Ontario, Canada on October 21, 1994 as a private company. On February 21, 1996, it was continued as a Canadian federal corporation and amalgamated with Northern Atlas Inc. ("Northern Atlas"), an inactive, publicly held Canadian corporation.

      Pursuant to the amalgamation, shareholders of Northern Atlas received one
(1) share in the amalgamated company for every four (4) shares held of Northern Atlas; REC shareholders received two (2) shares in the amalgamated company (now
REC) for each share held in their company. The amalgamation was approved by the Ontario Securities Commission and the shareholders of both companies. Immediately after the amalgamation, there were 6,461,823 common shares ("Shares") of REC outstanding, approximately 96% of which were held by the shareholders of REC prior to the amalgamation.

      REC has one subsidiary, RAS, a New York corporation, incorporated on November 5, 1992, through which it conducts all of its operations. RAS changed its name from Process Technologies, Inc. effective March 29, 1999. The Company's website is www.radiantenergycorp.com. The Company has seven employees.

                   Enforceability of Certain Civil Liabilities

      The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that REC is organized under the laws of Canada, and that some of REC officers and directors are neither citizens nor residents of the

----------
      (4) At February 15, 2000, one (1) Deutsche Mark (D.M.) equaled $.5016. (Source: Wall Street Journal.)

United States. There can be no assurance that (i) REC's U.S. shareholders will be able to effect service of process within the United States upon such persons,
(ii) REC's U.S. shareholders will be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws, (iii) appropriate foreign courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws, and (iv) the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

                   Risk Factors and Investment Considerations

      Investment in REC's shares of common stock ("Shares") is speculative and subject to many substantial risks.

      1. Dependence Upon Relationships With Boeing and Continental. The Company is dependent upon working relationships it has established, and agreements it has entered into, with Boeing and Continental. These relationships and agreements have provided the Company with investment capital, operating expertise and marketing assistance.

      The Company would be adversely and materially affected in the event that either of these companies fails to perform its obligations under its respective agreements or the agreements are cancelled, or the respective relationships deteriorate.

      2. The Company's Marketing Plan May Need to be Modified. As a relatively young company introducing a new technology, the Company will be regularly monitoring and reviewing its marketing plan in order to make appropriate modifications to it based upon feedback from the market.

      The Company presently plans to market its technology by (a) operating DSCs in conjunction with airline industry partners, and (b) selling deicing systems. There can be no assurance that this marketing plan will be effective or that management will be able to formulate an alternative marketing plan which will be effective. If the Company is unable to execute its current marketing plan or modify it, if necessary, the Company will be materially and adversely affected.

      3. Resistance of Airline Industry to the Company's Technology. There may be

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substantial resistance by the airline industry to adopt the Company's
INFRATEK(Registered) technology. Such resistance could be caused by any one or more of the following factors: (a) uncertainty of effectiveness, safety and cost of the INFRATEK(Registered) system, (b) additional capital expenditures required to implement INFRATEK(Registered) deicing technology, (c) concerns about general liability issues respecting INFRATEK(Registered) deicing technology, (d) substantial existing investments in traditional chemical deicing infrastructure and methods, and (e) substantial investment in glycol containment systems, which will continue to be required (for anti-icing) with the INFRATEK(Registered) system. If the Company is unable to successfully overcome any such resistance, the Company will be materially and adversely affected.

      4. Environmental Issues and Liabilities. Although the Company's INFRATEK(Registered) deicing system does not use hazardous chemicals for deicing, hazardous deicing chemicals are regularly used after the INFRATEK(Registered) system to prevent new ice build-up. Accordingly, the Company's operations could be affected by environmental issues and liabilities encountered by the traditional chemical deicing industry. Some of these issues involve (a) worker safety, (b) protection of the environment, (c) construction of facilities to collect, contain and dispose of the chemicals, and (d) compliance with governmental regulations. The failure of the Company to effectively address and resolve such issues as they are anticipated or arise could have a material, adverse affect on the business.

      5. Substantial Debt and Lease Obligations. The Company presently has substantial debt obligations to holders of debentures issued in 1999, substantial lease obligations to an affiliate of Boeing, and minimal revenues from operations. If the Company is unable to retire or restructure this debt obligation when it becomes due or satisfy its lease obligations, the Company will be materially and adversely affected.

      6. The Company's Business is Dependent Upon the Weather. Demand for deicing services only exists when weather conditions of frost, freezing rain, sleet and snow are present. Accordingly, the Company's business is cyclical, being linked to the seasons and weather patterns. Since the Company's initial market focus is North America, management believes that the peak demand for its services will be approximately six (6) months long from approximately November 1
- April 30. If North America experiences unseasonably mild weather, there will be reduced demand for deicing in general and reduced demand for the Company's INFRATEK(Registered) system, in particular. Unfavorable weather would have a materially adverse affect on the Company.

      7. Sufficiency of Liability Insurance. The Company presently has $100,000,000 in general liability coverage. In addition, Continental maintains general liability coverage of

$100,000,000 which only covers the Company with respect to operations with Continental. There can be no assurance that these insurance policies are adequate for the Company's operations or that they will be maintained. If claims are made against the Company for losses allegedly incurred as a result of the Company's technology or operations and insurance coverage is not in effect or adequate, the Company would be materially and adversely affected.

      8. Additional Technical Development of the INFRATEK(Registered) Technology May be Required. The Company is considering making certain modifications to the INFRATEK(Registered) system in order to increase its efficiency and lower operating costs. Presently, the most important change being considered by management involves the integration of a system of air blowers into the process which would remove accumulated, loose snow prior to applying the infrared energy from the EPUs. There can be no assurance that the Company will be able to develop and integrate an air blower system into the INFRATEK(Registered) system that will increase the system, efficiency or result in reduced operating costs or that any other desirable or necessary modifications can be made cost effectively, or at all. In such event, the Company could be materially and adversely affected.

      9. Additional Financing Requirements and Access to Capital. The Company anticipates that it may be necessary to raise substantial additional funds in order to pursue its business. There can be no assurance that any funds will be available on acceptable terms, or at all.

      10. New Business; Continued Dependence on Securing Additional Financing; Shareholder Dilution. The Company is subject to all of the risks attendant to young business ventures including, without limitation, raising capital, acquiring or developing complementary services or technologies which can be marketed as intended, entering into strategic relationships with other companies, obtaining necessary personnel, establishing and/or penetrating markets for such services, and achieving profitable operations, of which there can be no assurance. Investors should not purchase any Shares unless they are prepared, and can afford, to lose their entire investment. As a young business having low sales and revenues, management anticipates that the Company will be dependent over the foreseeable future upon securing additional financing, of which there can be no assurance. In order to obtain additional financing, if it is even available, it is likely that the Company will sell additional Shares or financial instruments which are exchangeable or convertible into Shares, resulting in substantial dilution to all shareholders. In order to provide incentives to current employees and offer attractive compensation packages to prospective employees and consultants, the Company intends to continue to offer and issue options to purchase Shares and/or rights, exchangeable or convertible into Shares; the exercise of such options and/or conversion of such other exchangeable or convertible rights into Shares could result in substantial dilution to all shareholders.

      11. Competitive Disadvantage of Company. The Company operates in a highly competitive environment, and against other corporations, many of which have substantially greater financial, marketing and other material resources. These other companies, with substantial capital investment and financial stakes in traditional chemical deicing methods, have a strong incentive to vigorously compete with the Company in order to maintain market control and dominance. Accordingly, the Company is at a substantial competitive disadvantage with respect to these other companies.

      12. Dependence Upon and Retention of Key Personnel. The Company is heavily dependent upon its senior management team. The continued availability of this team will be a major contributing factor to the Company's future growth. If any member of senior management becomes unavailable for any reason, the Company would be materially and adversely affected. The Company does not maintain executive life insurance on any member of its senior management team.

      The Company's ability to achieve its revenue and operating performance objectives will depend on its ability to attract and retain qualified and highly skilled sales, consulting, marketing and management personnel. It vies for all of its personnel with other companies, where competition for such personnel is intense and is expected to remain so for the foreseeable future. Failure to retain and expand its key employees could adversely affect the Company's business and operating results.

      13. Volatility of Stock Price and Absence of Dividends. The market price of the Shares has been and is likely to be highly volatile. Factors such as a termination of a bride strategic alliances, announcements of technological innovations by others or new services offered by the Company or its competitors, governmental regulatory actions, developments concerning proprietary rights of the Company or its competitors (including litigation), period-to-period fluctuations in the Company's operating results, changes in estimates of the Company's performance by securities analysts, and other factors not within the control of the Company could have a significant adverse impact on the market price of the Shares. The Company has never paid cash dividends on its Shares and does not anticipate paying any cash dividends in the foreseeable future.

      14. Limited Trading Market. The Shares trade over-the-counter in Canada with bid and ask price quotes on the Canadian Dealing Network Inc. There can be no assurance that an active public market will exist at any time or can be sustained. Making a market involves maintaining bid and asked quotations for the Shares and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Shares at any given time, which presence is dependent upon the individual decisions of investors over which the Company has no control. Accordingly, an investor may be unable to sell his or her Shares when he or she wishes to do so, if at all.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Quarter in Review - January 31, 2000

Operational Highlights:

      In the first quarter ended January 31, 2000, the Company installed an INFRATEK(Registered) System 2000 at the Newark International Airport. On December 20, 1999 the system was turned over to the operator, Continental, to commence training and to start the process of the integration of the system into their deicing operations. Throughout the month of January 2000, while learning how to use the system, Continental treated over 20 aircraft. By the end of January, the training and integration phase was substantially completed. The first day of integrated operations occurred on February 3, 2000 when over 20 aircraft were treated.

Revenues

      In the quarter, RAS received $3,383,700 from the sale of the Infratek 2000 System installed at Newark International Airport to MDFC. RAS entered into an agreement to lease the facility back from MDFC. The lease provides for monthly rental payments of approximately $49,000 per month for 84 months commencing January 20, 2000 plus 10% of deicing revenues, and a buy-out option equal to 37.5% of the sales price. The cost of the Newark Facility was $2,792,689. The sale price and cost of sales were recorded on the income statement.

      Although the Newark Facility was not in full operation in the quarter, revenues of $8,160 were generated. The Company also received $14,400 in maintenance revenue from the INFRATEK(Registered) system at Rhinelander Airport in Wisconsin.

      Interest income in the quarter was $20,876 in 2000 compared to nil in 1999. The Company received interest income on its daily cash bank balance and from low risk cash deposits.

Marketing expenses:

      In the quarter, the Company continued to expand it's marketing efforts. Marketing expenses in the quarter were $150,170 compared to $42,089 in 1999. For the quarter ended January 1999, the Company incurred costs for only one sales person for one month and limited expenditures on general market activities such as travel and trade shows. In the quarter ended January 31, 2000, the Company had five people in the sales department and incurred costs for new sales material and travel.

General and Administrative:

      General and administrative expenses for the quarter increased to $278,781 from $106,966 in 1999. Staffing levels remained constant between 2000 and 1999. The Company incurred higher legal and accounting expenses related to the proposed registration of it Shares with the Securities and Exchange Commission. In 2000, costs were incurred for consultants related to the receipt of financing from Boeing and consulting fees related to investor relations.

Research and product development:

      Research and development costs remained constant. The Company continued research on optional systems that may be incorporated into the system.

Depreciation and amortization:

      Depreciation and amortization in the quarter increased to $66,070 from $54,778 in 1999. The increase resulted from amortization of the costs to issue the 7% debenture.

Interest expense:

      Interest expense in the quarter increased to $11,045 from $5,975 in 1999. The increase resulted from the issuance of the 7% debenture in May 1999. Interest expense in 1999 related to the 6% debentures which were converted in October 1999 and the 9% secured loan that was retired in May 1999.

Liquidity and Capital Resources

Conversion of 7% debentures

      The Company received requests in the quarter to convert 7% convertible debentures with a face value Cdn. $257,100 ($161,273 net of expenses) into 223,573 Shares. From the date of issuance of the 7% debentures to January 31, 2000, 7% debentures with a face value of Cdn. $1,050,900 were converted into to 913,857 Shares. As at January 31, 2000, the remaining 7% debentures had a face value of Cdn. $830,300 and were convertible at a rate of Cdn. $1.15 into 728,926 Shares.

Exercise of Incentive Stock Options

      In the quarter, Shares issued pursuant to the exercise of incentive stock options continued to be a source of liquidity for the Company. The Company issued 438,750 Shares to employees, directors and consultants pursuant to the exercise of these incentive stock options. The Shares were issued at prices between Cdn. $1.30 and Cdn. $3.45 per Share for total gross proceeds of Cdn. $488,054. As at January 31, 2000, 777,633 incentive stock options remained outstanding; the exercise prices range from Cdn. $1.15 to Cdn. $6.00 for a total potential gross proceeds of $1,650,579 (Cdn. $2,391,524).

Exercise of Stock Options Pursuant to the Boeing Investment Agreement

      The Company and Boeing entered into an agreement on June 30, 1999 for the sale of 2,292,260 Shares and grant of 653,145 options to purchase Shares. The options are exercisable from time to time over five years, and entitle Boeing to purchase up to 653,145 Shares at $0.91 (Cdn. $1.35 per Share). The options become effective each quarter based on the number of Shares issued pursuant to theE exercise of incentive stock options and through the conversion of debentures. On December 31, 1999, 159,841 options became eligible to be exercised by Boeing. In January 2000, Boeing exercised all options eligible to be exercised.

In summary, the Share capital changed by the following transactions:

                                                            SHARES         $
                                                            ISSUED
Outstanding at October 31, 1999                           12,027,934   8,721,039
-------------------------------------------------------   ----------  ----------
Issued upon conversion of 7% debentures - net of costs       223,573     161,273
Issued upon exercise of stock options                        438,750     488,054
Issued upon exercise of stock options to Boeing              159,841     148,930
Outstanding at January 31, 2000                           12,850,098  9,519,2960

Year in Review - October 31, 1999

Operational Highlights:

      The Company made significant gains in the introduction of the INFRATEK(Registered) technology to the market. Highlights for the year were:

      o     Hired sales and marketing staff from within the aviation industry.

      o Signed a strategic alliance with Lufthansa for European distribution.

      o Entered into an agreement with Continental for the establishment of a DSC at Newark International Airport.

Market development

      During the period, the Company commenced the implementation of its strategic plan to introduce INFRATEK(Registered) technology to the aviation market place. The Company developed a dual marketing approach, as follows:

      1) Sell INFRATEK(Registered) systems and charge a user license fee per deicing.

      2)    Provide deicing services in a Company owned DSC.

      To enhance recognition within the industry, the name of the Company's wholly owned subsidiary was changed from Process Technologies, Inc. to Radiant Aviation Services, Inc. Senior representatives of the Company met with key personnel from several major airlines based in the United States, and the Company attended major trade shows in North America and Europe. Other marketing activities included attendance at aviation conferences, print advertising in aviation trade publications, multi-media video and CD-ROM presentations, brochures and promotion of a website (www.radiantenergycorp.com).

      During the period, the Company expanded it's sales and marketing personnel. In January 1999, Mr. Robert Maier was appointed Vice President of Sales and Service. Mr. Maier brought to Radiant 30 years experience in operational and technical marketing roles at American Airlines, Inc., and its subsidiary, AMR Services Inc. In his most recent position as Assistant Vice President - Technical Sales at AMR Services Inc., he was responsible for all technical sales and the introduction of new technology to the aviation industry.

Lufthansa Agreement for Europe

      In May 1999, the Company announced that it entered into an agreement with Lufthansa to use its best efforts to promote the installation, sale, maintenance and service of INFRATEK(Registered) aircraft pre-flight deicing systems in Europe and Scandinavia.

      Lufthansa has decades of experience in the de-icing of aircraft and specializes in providing professional solutions pertaining to all aspects of the ground handling of aircraft. Its services include aircraft towing and pushback, the procurement, maintenance and overhaul of ground-support equipment, and the ground transportation of airline passengers and crews.

Installation at Newark International Airport

      For over a year, management held discussions with officers and employees of Continental in connection with the installation of an INFRATEK(Registered) System at Newark International Airport. In September 1999, the Company signed an agreement to install the an INFRATEK(Registered) Deicing System as part of Continental's global gateway construction project at its major hub at the Newark International Airport.

Revenues

      Revenues were generated from the maintenance agreement with the Rhinelander Airport in Wisconsin. The maintenance agreement is in effect until March 2000. In 1999 no new systems were sold. The Company shares in revenues generated from the Buffalo Airport DSC with Prior Aviation, the operator of the facility. No deicing revenues were generated for the Company during the year.

      Interest income increased to $37,471 from $4,162 in 1998. The increase resulted from a higher average cash balance than in 1998.

Marketing expenses:

      Marketing expenses increased to $433,192 from virtually no expenditures in 1998. Prior to 1999, the Company was engaged primarily in product development and market research. In the year the Company increased it's marketing expenses through the addition of sales and marketing personnel, expenditures on sales literature, print advertising and attendance at trade shows.

General and Administrative:

      General and administrative expenses increased to $618,412 from $175,323 in 1998. In 1998, in order to reflect the nature of the operations of the Company, all salaries and general administrative expenses were booked to research and product development. In 1998, the administrative amounts reported on the financial statements related to professional fees and corporate administrative service fees.

Research and product development

      Research and product development expenses were significantly reduced to reflect the change from product development and market research to an early stage operational company. The expenses in 1999 reflect the salaries and benefits of those employees primarily engaged in product development ($161,087) and other costs related to product research and development ($28,323).

Depreciation and amortization

      Depreciation and amortization was reduced to $128,843 from $156,746 in 1998. As at October 31, 1999, as a result of the Company's increased economic activity in the U.S., high level of sales and significance of U.S. dollar denominated assets to operations, the U.S. dollar has become the functional currency of the Company's operations. Effective the same date, the U.S. dollar was adopted as the reporting currency. The conversion from the Canadian dollar to U.S. dollar as the functional currency resulted in an adjustment to depreciation and amortization. Had the adjustment not been made, the depreciation and amortization for the year would have been slightly higher in 1999 than 1998.

Interest expense

      Interest expense increased to $40,606 from $27,064 in 1998. The increase resulted from the issuance of the 7% convertible debenture in May 1999 and an increase in the 9% secured loans.

                                   Income Tax

      At October 31, 1999, the Company has Canadian non-capital losses of approximately $427,000 and net operating losses of approximately $5,316,000. These losses may be carried forward to reduce taxable income in future years.

      The significant components of the Company's deferred tax liabilities and assets are as follows:

                                              October 31, 1999  October 31, 1998
                                                     $                 $
Deferred tax assets

Income tax losses available for carryforward    2,680,000          2,020,000

Less valuation allowance                       (2,680,000)        (2,020,000)

Net deferred tax assets                                --                 --

Deferred Tax liabilities

Temporary differences comprehensive                 4,402              8,118
income

Total deferred tax liabilities                      4,402              8,118

If not utilized, the Canadian losses will expire as follows:
                                                                       $U.S.

2002                                                                 121,000

2003                                                                  17,000

2005                                                                 156,000

2006                                                                   133,000

If not utilized, the U.S. losses will expire as follows:

2009                                                                   500,000

2010                                                                 1,020,000

2011                                                                   843,000

2012                                                                 1,686,000

2013                                                                 1,267,000

      In addition, the Company has approximately $66,000 costs relating to the issue of Shares, which are deductible over the next three years. The potential income tax benefits relating to these accumulated losses have not been recorded in the Company's accounts.

Liquidity and Capital Resources

      The Company raised funds adequate to meet its requirements. Key transactions and events were as follows:

      o     4,472,271 warrants expired.

      o Rights offering for a 7% debenture that raised $1,277,985 of gross proceeds (Cdn. $1,889,300) was completed.

      o Loans from directors equal to $305,571 were received; and $286,054 of such loans from directors were converted into Shares.

      o Private placement of Shares to Boeing for $2,223,712 (net of expenses) was completed.

      o Credit facility for $10,000,000 for the construction of DSCs was established.

      o $617,530 of 6% and 7% debentures outstanding were converted into Shares.

Expiry of warrants

      An aggregate of 4,472,271 warrants issued by the Company expired on March 1, 1999, unexercised. Each warrant entitled the holder to purchase one Share for Cdn. $2.50. The Company previously issued 4,681,837 warrants on October 31, 1995, of which only 209,566 were exercised.

Completed rights offering for 7% debentures

      In May 1999, the Company raised approximately $1.28 million in a rights offering of 7% debentures. The proceeds were used to retire existing indebtedness and for working capital. The debentures mature on May 31, 2004, bear interest at an annual rate of 7% payable semi-annually, and are convertible at the option of the holders at any time at a conversion price equal to Cdn. $1.15 per Share if converted prior to May 31, 2000 or Cdn. $1.45 per Share thereafter. The debentures are guaranteed by RAS, and are redeemable at the option of the Company on or after the first anniversary of the date of issue provided that the weighted average price of the Shares, for a specified period of time, equals or exceeds $2.50 per Share.

Director's loans

      $305,571 in additional loans from directors and others associated with directors was received. In May and June 1999, all outstanding loans from these persons in the aggregate amount of $504,257 were retired. Of the total outstanding, $286,054 was converted into 366,647 Shares at Cdn. $1.15 per Share, and the remaining loans were repaid from the proceeds of the 7% debentures.

Private placement of Shares with an officer of the Company

      In April 1999, an officer purchased 250,000 Shares in a private placement for total proceeds of Cdn. $305,280.

The Boeing Investment Agreement

      The Company and Boeing entered into an agreement dated June 30, 1999 for the sale of 2,292,260 Shares and grant of 653,145 options to Boeing to purchase Shares for an aggregate purchase price of approximately $2.3 million. The options are exercisable from time to time over five years, and entitle Boeing to purchase up to 653,145 Shares at $0.91 (Cdn. $1.35 per Share). In addition, Boeing was granted a pre-emptive right to maintain its proportionate equity interest in the Company.

The Boeing Financing Agreement

      In a related transaction, on June 24, 1999 RAS and Boeing entered into an agreement pursuant to which Boeing will provide up to $10 million in financing for the construction of DSCs. Boeing also has the right to provide lease financing to qualified customers of the Company.

Redemption and Conversion of 6% Debentures and 7% Debentures

      In September, all outstanding 6% debentures were converted into Shares at a rate of Cdn. $1.25 per Share. Under the terms of the 6% debenture offering issue, the Company granted the option to purchase up to $84,626 of the debentures to the placement agent. In May 1999, the agent exercised its option to purchase $52,313 worth of the debentures. In June, the placement agent converted its 6% debentures into Shares.

      From the date of issuance on May 28, 1999 to October 31, 1999, 7% debentures with a face value of $486,170 (Cdn. $793,800) were converted into 690,284 Shares at Cdn. $1.15 per Share.

In summary the Share capital changed by the following transactions:

                                                             SHARES
                                                             ISSUED        $

Outstanding at October 31, 1998                            8,105,657   5,243,320

Issued upon conversion of 6% debentures - net of costs       161,920     131,360

Issued upon conversion of 7% debentures - net of costs       690,284     486,170

                                                             SHARES
                                                             ISSUED        $

Issued upon conversion of 9% secured loans                  366,647      286,054

Issued upon exercise of stock options                        54,500       48,123

Issued upon exercise of compensation options to agents       80,000       74,354

Issued for officer for cash                                 276,666      227,945

Issued to Boeing - net of costs                           2,292,260    2,223,712
                                                         ----------   ----------

Outstanding at October 31, 1999                          12,027,934    8,721,039
                                                         ==========   ==========

Year in review - October 31, 1998

Operational Highlights

Revenues

      The Company realized it's first revenue from the sale of a system to Rhinelander Airport in Wisconsin and from the DSC at the Buffalo Airport.

      In February 1998, the Company completed the construction of the system at Rhinelander Airport in approximately thirty (30) working days. The revenues from the sale to Rhinelander Airport were $949,610 and the direct contribution margin was 34.1%.

      During the year, the Company completed its first full season of operations at the Buffalo Airport. Prior Aviation Services used the INFRATEK(Registered) system 233 times to deice 29 different types of aircraft. The various aircraft deiced included Saab 2000, Bombardier Dash 8, T-38 military jet, Gulfstream G-3, military helicopters, and a variety of corporate aircraft.

Operating expenses

      Operating costs, other than depreciation, increased to $1,071,997 from $945,364 in 1997. The increase was primarily attributed to the re-acquisition of the Canadian marketing rights for Cdn. $150,000.

Research and Product Development Cost

      Product development and market research costs increased in the year to $869,610 from $713,652 in 1977. The increase in costs mainly reflect efforts to increase product awareness through the addition of sales agents and through the increase of other market development expenses, such as attendance at trade shows.

Patents Rights Settlement

      The Company incurred an expense of $384,315 in settlement of a lawsuit involving the Company's ownership rights to the patent for the INFRATEK(Registered) technology.

Depreciation and Amortization

      Depreciation taken on the DSC at the Buffalo Airport resulted in an increase in depreciation from $69,613 in 1997 to $156,746 in 1998.

Liquidity and Capital Resources

      The operations were funded by revenue generated in the year ($344,008), the private placement of a 9% loan from directors and affiliates ($198,686), the issuance of Shares ($252,683), and cash on hand at the beginning of the year ($348,800).

      During the year 37,648 warrants at Cdn. $2.50 each were exercised, 74,950 incentive stock options were exercised for a total of $111,544. During the year, 6% debentures with a face value of $547,660 were converted into 872,600 Shares, leaving a debenture balance at October 31, 1998 equal to $85,748.

Item 3. Description of Property.

      The Company leases its 6,000 square foot corporate offices in Orchard Park, New York. The lease payment is $44,000; the lease expires May 15, 2001.

      The Company leases the Newark Facility (which houses the Company's first major commercial installation of an INFRATEK(Registered) system) from MDFC, an affiliate of Boeing. The lease term is for eight years; the monthly rental is approximately $49,000 plus ten (10%) percent of the monthly deicing revenue. See "Item 1. Description of Business", "Material Contracts."

Item 4. Security Ownership of Certain Beneficial Owners and Management.

      At January 20, 2000, there were 12,664,658 Shares outstanding.

      (a) At such date, the following persons are believed to beneficially own 5% or more of the outstanding class:

                       Name and Address of        Amount and Nature
      Type of Class     Beneficial Owner         of Beneficial Owner    Percent of Class
Shares                Boeing Capital               2,452,101(1)(2)           19.36%
                      Services Corporation
                      4060 Lakewood Blvd
                      6th Fl.
                      Long Beach, CA
                      90808 1700

Shares                David Williams                797,500(1)(3)             5.36%
                      90 Roxborough St. E.
                      Toronto, Ontario
                      M4N 1V8

      At such date, CDS & Co. of Toronto, Canada was the registered holder of 5,091,370 Shares or 34.20% of the outstanding class; and CEDE & CO., with offices in New York, New York, was the registered holder of 4,092,814 Shares, or 27.56% of the outstanding class. The beneficial owners of the Shares held by CDS & CO. and CEDE & Co. are not known.

Notes:

      (1) On June 30, 1999 Boeing and the Company entered into the Boeing Investment Agreement pursuant to which Boeing purchased 2,292,260 Shares and was granted options to purchase a total of 653,145 Shares at a price of Cdn.$1.35 per Share. The options are exercisable within 30 days (the "Exercise Period") from the end of each fiscal quarter of the Company on the basis of one option for each four Shares issued by the Company during the preceding fiscal quarter. The options are exercisable only to the extent that the Company has issued additional Shares within that preceding fiscal quarter upon the conversion or exercise of other convertible or exchangeable securities of the Company outstanding as at June 30, 1999. When the Company, as a result of the exercise of other convertible or exchangeable securities, issues Shares and Boeing elects not to exercise that portion of the options which it is entitled to exercise, that portion of the options which are not so exercised within the Exercise Period will terminate at the end of that Exercise Period. All options granted to Boeing expire on June 30, 2004. As at January 20, 2000, Boeing had exercised all of the options it was entitled to exercise during the first Exercise Period and, pursuant thereto, an additional 159,841 Shares were issued to Boeing, for a total of 2,452,101 Shares. In addition, the Company has granted to Boeing a pre-emptive right to acquire additional securities of the Company to permit it to maintain its proportionate interest in the equity securities of the Company. The pre-emptive right expires on June 30, 2001.

      (2) On June 30, 1999, Boeing, Charles John Chew ("Chew"), Timothy P. Seel ("Seel"), Kathleen Seel (the spouse of Seel), David A. Williams ("Williams") and Roxborough Holdings Limited ("Roxborough") entered into a shareholders agreement (the "Shareholders Agreement"). Chew, Seel, Williams and Roxborough, agreed to vote in favor of the election of Boeing's designated nominees to the board of directors of the Company. These shareholders also agreed to recommend to the board of directors of the Company that Boeing be permitted to increase to 25% its proportionate interest in outstanding Shares if and when the Company intends to issue additional Shares. The Shareholders Agreement terminates on or before June 30, 2001.

      (3) The Shares owned by Mr. Williams are held in a retirement savings plan registered under the Income Tax Act (Canada) of which Mr. Williams is the beneficiary. Mr. Williams has been granted options to acquire 122,600 Shares, all of which are exercisable within 60 days of the date hereof. In addition, Mr. Williams holds, directly or indirectly, 7% debentures in the total principal amount of Cdn. $227,800 that are convertible into a total of 198,086 Shares at any time up to May 31, 2000 and into a smaller number of Shares thereafter until May 31, 2004.

      (b) At such date, management beneficially owned Shares as follows:

              Name and Address of                                Amount and Nature of
               Beneficial Owner                 Title of         Beneficial Ownership           Percent of
                                                 Class                                            Class
Charles John Chew (Director)                    Shares           518,000 (Direct)                3.48%

              Name and Address of                                Amount and Nature of           Percent of
               Beneficial Owner                 Title of         Beneficial Ownership             Class
113 Holiview Road
Ellicotville, New York 14731

Timothy Seel                                    Shares           521,819 (Direct)                 3.51%
(Director and Vice President)
139 Zimmerman Blvd.
Tonawanda, New York 14223

Robert Metcalfe (Director)                      Shares           Nil                              0.13%
84 Garmley Avenue
Toronto, Ontario  M4V 1Z1

John Marsh (Director)                           Shares           120,273 (Direct)                 0.81%
R.R.2 Cedar Crest
Port Colborne, Ontario  L3K 5V4

David Williams                                  Shares           797,500(5)                       5.36%(5)
(Director and Chairman)
90 Roxborough St. E.
Toronto, Ontario  M4N 1V8

Greg O'Hara  (Director)                         Shares           292,640(6)                       1.97%(6)
14 Valley View
Toronto, Ontario  M4T 1L2

Michael Lupynec (Director)                      Shares           25,000 (Direct)                  0.17%(7)
375 Parkside Drive
Toronto, Ontario  M6R 2Z6

Thomas Motherway (Director)                     Shares           2,452,101(8)                     19.36%
10482 Broadview Place
Santa Ana, California  92705

Colin V.F. Digout                               Shares           26,666(9)                        0.18%(9)

              Name and Address of                                Amount and Nature of
               Beneficial Owner                 Title of         Beneficial Ownership           Percent of
                                                 Class                                            Class
(C.O.O., C.F.O.and
Secretary - Treasurer)
721 Sugarloaf Street
Port Colborne, Ontario L3K 2R6
Canada

Robert D. Maier                                 Shares           2,000 (Direct)                     0.01%(10)
(Vice President of Sales
and Services)
107 Lindsey Lane
Orchard Park, New York 14127

Notes:

      (1) Mr. Chew has been granted options to acquire 26,000 Shares, all of which are exercisable within 60 days of the date hereof.

      (2) Mr. Seel has been granted options to acquire 105,742 Shares, all of which are exercisable within 60 days of the date hereof.

      (3) Mr. Metcalfe has been granted options to acquire 20,000 Shares, all of which are exercisable within 60 days of the date hereof.

      (4) Mr. Marsh has been granted options to acquire 64,875 Shares, all of which are exercisable within 60 days of the date hereof. In addition, Mr. Marsh holds 7% debentures in the total principal amount of Cdn. $30,000 that are convertible into a total of 26,069 Shares at any time up to May 31, 2000 and into a smaller number of Shares thereafter until May 31, 2004.

      (5) The Shares owned by Mr. Williams are held in a retirement savings plan registered under the Income Tax Act (Canada) of which Mr. Williams is the beneficiary. Mr. Williams has been granted options to acquire 122,600 Shares, all of which are exercisable within 60 days of the date hereof. In addition, Mr. Williams holds, directly or indirectly, 7% debentures in the total principal amount of Cdn. $227,800 that are convertible into a total of 198,087 Shares at any time up to May 31, 2000 and into a smaller number of Shares thereafter until May 31, 2004.

      (6) Of the Shares owned by Mr. O'Hara, 140,140 are held by Mr. O'Hara directly, 10,000 Shares are held by the O'Hara Family Trust, 12,500 Shares are held by Hara Valley View Investment Inc., a company wholly owned by Mr. O'Hara and members of his family, and 130,000 Shares are held by Hara Enterprises Ltd. a company wholly owned by Mr. O'Hara and members of his family. Mr. O'Hara has been granted options to acquire 155,625 Shares, all of which are exercisable within 60 days of the date hereof. In addition, Mr. O'Hara holds, directly and indirectly, 7% debentures in the total principal amount of $124,000 that are convertible into a total of 107,826 Shares at any time up to May 31, 2000 and into a smaller number of Shares thereafter until May 31, 2004.

      (7) Mr. Lupynec has been granted options to acquire 32,500 Shares, all of which are exercisable within 60 days of the date hereof. In addition, Mr. Lupynec holds 7% debentures in the total principal amount of Cdn. $20,000 that are convertible into a total of 17,391 Shares at any time up to May 31, 2000 and into a smaller number of Shares thereafter until May 31, 2004.

      (8) These Shares are beneficially owned by Boeing. Mr. Motherway is the Chief Executive Officer of Boeing.

      (9) The Shares owned by Mr. Digout are held in a retirement savings plan registered under the Income Tax Act (Canada) of which Mr. Digout is the beneficiary. Mr. Digout has been granted options to acquire 45,000 Shares, all of which are exercisable within 60 days of the date hereof.

      (10) Mr. Maier has been granted options to acquire 37,500 Shares, all of which are exercisable within 60 days of the date hereof. In addition, Mr. Maier holds 7% debentures in the total principal amount of Cdn. $6,900 that are convertible into a total of 6,000 Shares at any time up to May 31, 2000 and into a smaller number of Shares thereafter until May 31, 2004.

      (c) There are no arrangements known to management which may result in a change in control of the Company.

Item 5. Directors and Executive Officers, Promoters and Control Persons.

      (a) David A. Williams (58). Mr. Williams has been a member of the board of directors since February, 1996 and was appointed Chairman of the Board on January 10, 2000. From 1977 to the present, Mr. Williams has served as President and portfolio manager for Roxborough Holdings Limited, a private investment company. From 1969 to 1994, Mr. Williams served in various capacities, including Chairman of the Board and Chief Executive Officer, with Beutal Goodman, a securities dealer registered under the Securities Act (Ontario). Mr. Williams currently serves as a director of several public companies, including Phoenix Investment Partners, a U.S. based investment management company, Pico Holdings Inc., a diversified holding company with investments in wholesale water and storage, real estate and minerals, insurance and investment management, and Equisure Financial Network Inc., a financial services company.

      Colin V.F. Digout (47). Mr. Digout joined the Company in February 1998 as Chief Financial Officer. In November 1998, Mr. Digout assumed the office of Chief Operating Officer. Mr. Digout is responsible for the general management of the Company. From August 1988 to February 1998, Mr. Digout was Vice President of Finance of Marsh Engineering Limited, a company providing repair and manufacturing services to the marine, utilities and heavy industries. Mr. Digout's responsibility included the supervision of group controllers, the management of banking relationships and the preparation of financial information. Mr. Digout has been a member of the Institute of Chartered Accountants of Ontario since 1980.

      Timothy P. Seel (43). Mr. Seel is one of the Company's founders and has served on the board of directors since January 1995. Mr. Seel is also the Vice President of Engineering and is responsible for all of the Company's engineering and project coordination activities. Mr. Seel has extensive training and over 20 years experience as an alternative energy resource and fuels combustion engineer. He has worked extensively with gas approval authorities worldwide and has established ISO 9000 procedures in various operations. He maintains a corresponding seat on the Accredited Standards Sub-committee for Gas Fired Infrared Heaters. Mr. Seel has been involved in a range of new technology developments in the energy utilization field and is credited as the inventor or co-inventor on numerous U.S. and foreign patents, including the Company's INFRATEK(Registered)technology.

      Robert D. Maier (54). Mr. Maier joined the Company in January 1999 as Vice President of Sales and Service. Mr. Maier is responsible for all aspects of the Company's sales and service activities. Mr. Maier has over 30 years of experience in aviation management. Mr. Maier has broad experience in aviation management having held several positions with AMR Services , Inc., a subsidiary of American Airlines, from 1991 to January

1999. Mr. Maier served as Assistant Vice President Technical Sales & Services for AMR Services TX from 1997 to 1999 where he was responsible for new business development and sales for all aviation maintenance services for 260 air carriers. From 1996 to 1997, Mr. Maier was General Manager at AMR Los Angeles where he was responsible for the management of international airport operations including coordinating the handling of baggage within the eight terminal complex, cargo and passenger operations crew and hotel shuttles and group equipment maintenance. From 1994 to 1995, Mr. Maier was General Manager at AMR Hawaii where he was responsible for aircraft maintenance and passenger and ramp services for contract carriers.

      John Charles Chew (64). Mr. Chew is one of the Company's founders and served as President and Chief Executive Officer from 1994 to 1998 and Chairman of the Board from 1996 to January 10, 2000. Mr. Chew is now retired from active participation with the Company.

      Michael Lupynec (52). Mr. Lupynec has been a member of the board of directors since February 1996. Mr. Lupynec practices as a professional engineer in Ontario, Canada. From 1999 to the present, Mr. Lupynec has served as Chief Operating Officer of Advantech Solutions Inc., a company involved in software development for staff and vehicle scheduling in the health care industry. From 1997 to 1999, Mr. Lupynec was an independent engineering consultant. From 1993 to 1997, Mr. Lupynec served as President and Chief Executive Officer of American Sensors Inc., a manufacturing and distribution company.

      John M. Marsh (57). Mr. Marsh has been a member of the board of directors since February 1996. From 1972 to 1999, Mr. Marsh was a director and President of Marsh Engineering Limited, a company providing repair and manufacturing services to the marine, utilities and heavy industries. Mr. Marsh resigned his positions with that company in 1999. Mr. Marsh is a director of Home Capital Group, a Toronto Stock Exchange listed company involved primarily in residential mortgage funding.

      Robert J. Metcalfe (59). Mr. Metcalfe has been a member of the board of directors since February 1996. From January 1998 to the present, Mr. Metcalfe has served as Executive Advisor of Developments and Legal Counsel of ClubLink Corporation, a Toronto Stock Exchange listed company involved in the acquisition, development and operation of best-of-class golf club and related amenities. From 1997 to 1998, Mr. Metcalfe was Chairman of the Board of Cohesys Corp., a real estate development company. From 1989 to 1997, Mr. Metcalf was President and Chief Executive Officer of Armadale Properties Limited and General Counsel to the Armadale Group of Companies, a privately-held family enterprise with holdings in, among other things, aviation and charter airline services. From 1970 to 1980, Mr. Metcalfe was a senior partner with Lang Michener, a Toronto-based law firm.

      Thomas J. Motherway (57). Mr. Motherway has been a member of the board of directors since August 1999. From 1994 to the present, Mr. Motherway has served as President and Chief Executive Officer of Boeing Capital Corporation, a subsidiary of The Boeing Company.

      Gregory G. O'Hara (47). Mr. O'Hara has been a member of the board of directors since February 1996. From 1987 to the present, Mr. O'Hara has served as President of Hara Enterprises Limited, a privately held investment company.

Item 6. Executive Compensation.

                           SUMMARY COMPENSATION TABLE

                                                                                                             Long Term
                                                                                       Annual               Compensation
                                                                                    Compensation               Awards

              NAME                         PRINCIPAL            YEAR                   SALARY                SECURITIES
                                            POSITION                                    ($)                  UNDERLYING
                                                                                                              OPTIONS
                                                                                                               /SARs
Colin V. F. Digout                 Chief Operating             10/31/99               $99,231
                                   Officer and Chief
                                   Financial Officer(5)

                                   Chief Financial             10/31/98               $52,307                  64,000
                                   Officer
                                                               10/31/97

--------

      (5) Colin V. F. Digout is also the Company's de facto Chief Executive Officer. The Company does not have a Chief Executive Officer.

John Chew                          Chairman                    10/31/99               $ 90,000

                                   President and CEO           10/31/98               $108,056                   6,000

                                   President and CEO           10/31/97                $76,500                   7,500

Timothy P.  Seel                   Vice President              10/31/99                $97,116                 120,000

                                                               10/31/98                $92,519                   3,738

                                                               10/31/97                $76,500                   2,004

Robert D. Maier                    Vice President              10/31/99               $114,808

Option/SAR Grants in Last Fiscal Year (ended October 31, 1999)
Individual Grants

              (a)                          (b)              (c)               (d)           (e)

                                        Number of        % of Total
                                       Securities       Options/SARs
                                       Underlying        Granted to         Exercise
                                      Options/SARs      Employees in      Price (Cdn.    Expiration
              Name                     Granted (#)      Fiscal Year         $/Share)        Date
Colin V.F. Digout(6)                      Nil
Chief Operating Officer

John Chew                                6,000              1.29%            $3.70     Dec. 21, 2004
Director

Timothy P.  Seel                       100,000                               $1.30     Dec. 18, 2003
Vice President, Director
                                        20,000                               $1.30     Jan. 21, 2004
                                       120,000             25.78%
Robert D. Maier                         50,000             10.74%            $1.80     Dec. 18, 2003
Vice President

----------
      (6) Colin V.F. Digout is also the Company's de facto Chief Executive Officer. The Company does not have a Chief Executive Officer.

Aggregated Options/SAR Grants in Last Fiscal Year and Fiscal Year End (ended October 31, 1999 Option/SAR Values

Aggregated Exercises (in U.S. Dollars)

                  (a)                          (b)              (c)                 (d)                 (e)
                                                                                 Number of           Value of
                                                                                Securities          Unexercised
                                                                                Underlying         In-the-Money
                                                                                Unexercised        Options/SARs
                                                                              Options/SARs at      at FY-End ($)
                                                                                FY-End (#)
                                             Shares
                                            Acquired           Value
                                           on Exercise        Realized         Exercisable/        Exercisable/
                 Name                          (#)              ($)            Unexercisable       Unexercisable

Colin V.F. Digout - exercisable               Nil              Nil                  50,000           $10,195

                                                                                    14,000            $9,515

                                                                                    64,000           $19,710

John Chew-exercisable                      12,000          $26,025                  20,000            $4,076

John Chew-exercisable                                                                6,000               Nil

Timothy P. Seel-exercisable                                                         20,000            $4,078

                                                                                     2,004            $1,975

                                                                                     3,738            $3,811

                                                                                   100,000          $101,951

                                                                                    20,000           $20,390

                                                                                   145,742          $132,205

Robert D. Maier-exercisable                                                         50,000           $33,984

      The Company has entered into employment agreements with C. John Chew, Colin V.F. Digout, Robert D. Maier, and Timothy P. Seel, all of which obligate the Company to make certain payments to the employee upon his termination or a change in control of the Company, as defined in the agreement. All employment agreements contain provisions requiring the employee to maintain the confidentiality of Company information and, upon termination, preventing him from competing with the Company.

      C. John Chew, the Company's Chairman of the Board (until he resigned on January 10, 2000) and director entered into an employment agreement with the Company dated October 30, 1998, which provides for an annual salary of $90,000. His salary terminates in July 2000.

      Timothy P. Seel, director and Vice President of Engineering, entered into an employment agreement with the Company dated November 1, 1999. Mr. Seel's Base Salary is $100,000. In the event of Mr. Seel's termination for reasons other than death, incapacity or cause (as defined in the agreement), the Company is obligated to continue the Base Salary and any benefit arrangements for three (3) years, and make a lump sum payment equal to the average annual performance bonus, if any, paid to him prorated for a period of three (3) years.

      Robert D. Maier, Vice President of Sales and Service, entered into an employment agreement with the Company dated November 30, 1998. Mr. Maier's current Base Salary is $100,000. In the event of Mr. Maier's termination for reason other than death, incapacity, or cause (as defined in the agreement), the Company is obligated to continue his Base Salary and any benefit arrangements for two (2) years, and make a lump sum payment equal to the average annual performance bonus, if any, paid to him, prorated for a period of two (2) years. Mr. Maier was paid an additional, one-time payment of $40,000 pursuant to the employment agreement.

      Mr. Colin V.F. Digout, Chief Operating Officer, and Chief Financial Officer entered into an employment agreement with the Company dated February 2, 1999. Mr. Digout's current Base Salary is $100,000. In the event of Mr. Digout's termination for reasons other than death, incapacity, or cause (as defined in the agreement), the Company is obligated to continue his Base Salary and any benefit arrangements for a period of two (2) years, and make a lump sum payment to him equal to the average annual performance bonus, if any, paid to him, prorated for a period of two (2) years.

      The directors of REC are entitled to receive fees equal to Cdn. $5,000 per year plus Cdn. $500 per meeting for each meeting attended in person, and Cdn. $250 per meeting for each meeting attended via telephone. Each director who is a member of a committee of the board is entitled to receive Cdn. $250 per meeting for each meeting attended and which is held separate from a meeting of the board.

Item 7. Certain Relationships and Related Transactions.

      On July 31, 1998, the Company entered into a loan agreement (the "Loan Agreement") with Timothy P. Seel, Heptagon Investments Ltd., E&M Machinery, a retirement savings plan registered under the Income Tax Act (Canada) for the benefit of David A. Williams, Patrick Brigham, and Hara Enterprises Limited pursuant to which the Company borrowed approximately Cdn.$741,939. As at July 31, 1998, Heptagon Investments Ltd. was a related party of Ian Barnett; E&M Machinery was a related party of John M. Marsh; and Hara Enterprises Limited was a related party of Gregory G. O'Hara. Messrs. Seel, Barnett, Marsh, Williams, Brigham and O'Hara were then (and Messrs. Seel, Marsh, Williams and O'Hara continue to be) directors or officers, or both, of the Company. Effective May 8, 1999, the Company entered into agreements with each of the lenders (other than Mr. Williams) for the repayment of the indebtedness owed to them and repaid such indebtedness by issuing a total of 366,647 Shares at a price of Cdn.$1.15 per share and paying a total of Cdn.$111,500 in cash. On June 3, 1999, the Company repaid the total indebtedness (approximately Cdn.$208,794) owed to Mr. Williams.

      On June 24, 1999, the Company and Boeing entered into the Boeing Financing Agreement, pursuant to which Boeing or its assignee agreed to provide financing of up to $10,000,000 (or $2,400,000 per facility) to RAS for the construction and installation of deicing facilities. Thomas A. Motherway, a director of the Company is President of Boeing Capital Services. On December 20, 1999, RAS sold the Newark Facility to MDFC. By equipment lease agreement dated December 20, 1999, RAS leased the Newark Facility from MDFC for a period of 84 months at a monthly rental of approximately $49,000 plus 10% of deicing revenue.

      On June 30, 1999, REC entered into the Boeing Investment Agreement with Boeing pursuant to which Boeing purchased a total of 2,292,260 Shares and was granted options to purchase an additional 653,145 Shares at an exercise price of Cdn.$1.35 per Share. The purchased securities represent a 20% ownership interest in the equity securities of the Company. The options are exercisable within 30 days (the "Exercise Period") of the end of each fiscal quarter of the Company commencing December 31, 1999 on the basis of one option for each four Shares issued by the Company during the preceding fiscal quarter. The options are exercisable only to the extent that the Company has issued additional Shares within that preceding fiscal quarter upon the conversion or exercise of other convertible or exchangeable securities of the Company outstanding as at June 30, 1999. When the

Company, as a result of the exercise of other convertible or exchangeable securities, issues Shares and Boeing elects not to exercise that portion of the options which it is entitled to exercise, that portion of the options which are not so exercised within the Exercise Period will terminate at the end of that Exercise Period. All options granted to Boeing expire on June 30, 2004. As at January 20, 2000, Boeing had exercised all of the options it was entitled to exercise during the first Exercise Period and, pursuant thereto, an additional 159,841 Shares were issued to Boeing, for a total of 2,452,101 Shares. In addition, the Company has granted to Boeing a pre-emptive right to acquire additional securities of the Company to permit it to maintain its proportionate interest in the equity securities of the Company. The pre-emptive right expires on June 30, 2001. Mr. Motherway, a director of the Company, is President of Boeing.

      On June 30, 1999, Boeing, Charles John Chew ("Chew"), Timothy P. Seel ("Seel"), Kathleen Seel (the spouse of Timothy P. Seel), David A. Williams ("Williams") and Roxborough Holdings Limited ("Roxborough") entered into an agreement (the "Shareholders Agreement"). Chew, Seel, Williams and Roxborough, agreed to vote in favor of the election of Boeing's designated nominees to the board of directors of the Company. These shareholders have also agreed to recommend to the board of directors of the Company that Boeing be permitted to increase to 25% its proportionate interest in outstanding Shares if and when the Company intends to issue additional Shares. The Shareholders Agreement terminates on or before June 30, 2001.

      Charles J. Chew ("Chew") and Timothy P. Seel ("Seel") entered into Patent Royalty Agreement with the Company on January 29, 1995 (the "Royalty Agreement"), granting the Company exclusive rights to the patent applications covering the INFRATEK(Registered) technology, subject to payment of a 2% royalty (to a maximum of $1,000,000) to Messrs. Chew and Seel. The Royalty Agreement also granted the Company the right to purchase the patent applications from Messrs. Chew and Sell for $500,000. The Company exercised this right, paying Messrs. Chew and Seel $500,000 on October 31, 1995.

Item 8. Description of Securities.

      REC's capital consists of shares of common stock ("Shares"). At January 20, 2000, 12,664,658 Shares were outstanding; the Company is authorized to issue an unlimited number of Shares.

      Each Share is fully paid and non-assessable, carries one vote at all meetings of shareholders, participates ratably in any dividend declared by the directors and carries the right to receive a proportionate share of the assets of REC available to shareholders in the event of the liquidation, dissolution, or winding up of REC. There are no pre-emptive rights or cumulative voting rights in the Company's charter.

      In connection with the Boeing Investment Agreement, Boeing is entitled to designate a number of nominees, in proportion to its holdings, for election or appointment to REC"s board of directors. Boeing and certain shareholders of REC holding 1,928,126 Shares (as at January 20, 2000) have agreed to vote all of their Shares in favor of Boeing's nominees to REC's board of directors and to recommend to it that additional Shares be issued to Boeing, if as and when subscribed for, to allow Boeing to increase its equity investment in REC to 25%.

                                     PART II

Item 1. Market Price of and Dividend on the Registrant's for Common Equity and Related Stockholder Matters.

      The Shares are traded on the Canadian Dealer Network, Inc. ("CDN") under the symbol "MELT."

      The high and low bid prices for 1998, 1999, and the first quarter of 2000, as reported by the CDN, in Canadian dollars were:

                   1998                  1999                     2000

              LOW        HIGH       LOW        HIGH         LOW           HIGH

1st Qtr.     $1.60       $3.35     $1.10      $2.10        $2.80         $9.00

2nd Qtr.      1.35        2.50      1.10       1.70

3rd Qtr.      1.25        1.90      1.70       4.10

4th Qtr.      1.25        1.85      2.60       4.65

      CDN quotations represent inter-dealer prices, without mark-ups, commissions, etc., and they may not necessarily be indicative of actual sales prices.

      (a) At January 20, 2000, there were 237 shareholders of record.

      (b) No dividends have ever been declared by REC.

Item 2. Legal Proceedings.

      None.

Item 3. Changes in and Disagreements with Accountants.

      None.

Item 4. Recent Sales of Unregistered Securities.

      The chart below sets forth all securities sold by the Company within the last three years without registering the securities under the Securities Act of 1933, as amended (the "1933 Act"). The securities issued to U.S. persons were issued pursuant to the exemption from registration set forth in Section 4(2) of the 1933 Act as transactions not involving a public offering due to the limited number of purchasers in each instance ("Section 4(2) Exemption"). The securities issued to non-U.S. persons were issued pursuant to Regulation S, promulgated under the 1993 Act ("Regulation S").

     DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                              SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                       ACT
May 22, 1997               6% Redeemable                     Rights offering to then           Thomson Kernaghan & Co. Ltd.
                           Convertible Secured               existing shareholders exempt      ("TK"), as soliciting dealer,
                           Debentures (the "6%               from prospectus and               received a management fee equal
                           Debentures") in the total         registration requirements         to 4% of the gross proceeds of the
                           principal amount of               under the Securities Act          offering (Cdn.$45,360).  In
                           Cdn.$1,134,000                    (Ontario)./Section 4(2)           addition, brokers, including TK,
                                                             Exemption; Regulation S           were entitled to receive a
                                                                                               solicitation fee equal to 4% of the
                                                                                               gross proceeds.  TK received a
                                                                                               total of Cdn.$65,620 in
                                                                                               management and solicitation fees.

May 22, 1997               6% Debentures in the total        Compensation option granted
                           principal amount of               to TK under the rights
                           Cdn.$113,400                      offering of 6% Debentures./
                                                             Regulation S

Aug. 1-31, 1997            110,000 Shares                    Conversion of 6%
                                                             Debentures./  Regulation S

Sept. 1-30, 1997           28,400 Shares at Cdn.$2.50        Exercise of warrants (the

     DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                              SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                       ACT
                           per Share                         "1996 Warrants") issued in
                                                             connection with the
                                                             amalgamation of Northern
                                                             Atlas Inc. and Radiant Energy
                                                             Corporation in Febuary 1996./
                                                             Regulation S

Sept. 1-30, 1997           62,400 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

Oct. 17, 1997              7,500 Shares at Cdn.$1.35         Exercise of incentive stock
                           per Share                         options by Michael Kull
                           20,000 Shares at Cdn.             (employee at RAS and U.S.
                           $1.30 per Share                   citizen)./  Section 4(2)
                                                             Exemption

Feb. 6, 1998               22,648 Shares at Cdn.$2.50        Exercise of 1996 Warrants./
                           per Share                         Regulation S

Feb. 15, 1998              19,000 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

Feb. 18, 1998              35,200 Shares at Cdn.$2.00        Conversion of 6% Debentures
                           per Share                         by TK./  Regulation S

Feb. 28, 1998              50,000 Shares at Cdn.$3.00        Issued to Jay Jaski in
                           per Share                         exchange for the transfer to
                                                             the Company of all of the
                                                             shares of Deice Canada Ltd./
                                                             Regulation S

Mar. 18, 1998              9,750 Shares at Cdn.$1.35         Exercise of incentive stock
                           per Share and 30,000              options by David Hecht,
                           Shares at Cdn.$2.50 per           former executive officer./
                           Share                             Section 4(2) Exemption

Mar. 1-31, 1998            15,000 Shares at Cdn.$2.50        Exercise of 1996 Warrants./
                           per Share                         Regulation S

Mar. 31, 1998              65,000 Shares                     Conversion of 6% Debentures
                                                             issued to TK./  Regulation S

May 31, 1998               709,600 Shares                    Conversion of 6%
                                                             Debentures./  Regulation S

June 1-30, 1998            28,000 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

July 1-31, 1998            51,000 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

Aug. 31, 1998              50,000 Shares at Cdn.$1.30        Charles John Chew and
                           per Share                         Timothy P. Seel (25,000

     DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                              SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                       ACT
                                                             each) as compensation./
                                                             Section 4(2) Exemption

Nov. 1-30, 1998            42,500 Shares at Cdn.$1.35        Exercise of incentive stock
                           per Share                         options. Section 4(2)
                                                             Exemption

Dec. 1-31, 1998            16,666 Shares at Cdn.$1.50        Private placement to officer of
                           per Share                         the Company (Colin V. F.
                                                             Digout)./  Regulation S

Mar. 1-31, 1999            10,000 Shares at Cdn.$1.25        Private placement to Colin
                           per Share                         V.F. Digout./  Regulation S

Apr. 1-30, 1999            50,000 Shares at Cdn.$1.09        Private placement to Colin
                           per Share                         V.F. Digout./  Regulation S

May 1-8, 1999              366,647 Shares at                 Conversion of indebtedness in
                           Cdn.$1.15 per Share               the principal amount of
                                                             Cdn.$421,644 owed to
                                                             directors and their affiliates./
                                                             Regulation S

May 6, 1999                25,000 Shares at Cdn.             Private placement to Colin
                           $1.14 per Share, 36,000           V.F. Digout./  Regulation S
                           Shares at Cdn. $1.18 per
                           Share and 145,000 Shares at
                           Cdn. 1.24 per share

May 28, 1999               7% Convertible                    Rights offering to then          Brant Securities Limited ("Brant"),
                           Redeemable Secured                existing shareholders exempt     as soliciting dealer, received a
                           Subordinated Debentures           from prospectus and              management fee equal to 2% of the
                           (the "7% Debentures") in          registration requirements        gross proceeds of the offering
                           the total principal amount of     under the Securities Act         (Cdn.$37,784). In addition,
                           Cdn.$1,889,200                    (Ontario)./  Regulation S        brokers, including Brant, were
                                                                                              entitled to receive a solicitation fee
                                                                                              equal to 5% of the gross proceeds.
                                                                                              Brant received a total of
                                                                                              Cdn$64,500 in management and
                                                                                              solicitation fees.

June 1-30, 1999            56,080 Shares                     Conversion of 6%
                                                             Debentures./  Regulation S

June 1-30, 1999            321,490 Shares                    Conversion of 7%
                                                             Debentures. / Regulation S

June 30, 1999              2,292,260 Shares at               Private placement to Boeing.     R.H. Caruso & Co., Inc. received
                           $2,330,242.96                     /Section 4(2) Exemption          a cash fee of 3% of the
                                                                                              subscription price for the Shares
                                                                                              purchased by Boeing Capital

     DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                              SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                       ACT
                                                                                                  Services Corporation.

July 1-31, 1999            257,660 Shares                    Conversion of 7%
                                                             Debentures./  Regulation S

July 1-31, 1999            40,000 Shares at Cdn.$1.40        Exercise of options by Brant
                           per Share                         Securities Limited./
                                                             Regulation S

Aug. 1-31, 1999            105,829 Shares                    Conversion of 7%
                                                             Debentures./  Regulation S

Aug. 1-31, 1999            7,500 Shares at Cdn.$1.35         Exercise of incentive stock
                           per Share and 4,500 Shares        options./Section 4(2)
                           at Cdn. $1.30 per Share           Exemption

Sept. 1-30, 1999           43,478 Shares                     Conversion of 7%
                                                             Debentures./  Regulation S

Sept. 24, 1999             105,840 Shares                    Redemption of all outstanding
                                                             6% Debentures./  Regulation
                                                             S

Oct. 1-31, 1999            1,826 Shares                      Conversion of 7%
                                                             Debentures./  Regulation S

Dec. 1-31, 1999            43,480 Shares                     Conversion of 7%
                                                             Debentures. / Regulation S

Dec. 10-29, 1999           29,250 Shares at Cdn.$1.30        Exercise of incentive stock
                           per Share                         options./  Section 4(2)
                                                             Exemption

Jan.21, 2000               159,841 Shares at                 Exercise of options by
                           Cdn.$1.35 per Share               Boeing./ Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            109,500 Shares at                 Exercise of incentive stock
                           Cdn.$1.30 per Share               options./ Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            170,000 Shares at                 Exercise of incentive stock
                           Cdn.$1.35 per Share               options./ Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            41,000 Shares at Cdn.$1.80        Exercise of incentive stock
                           per Share                         options./ Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            9,000 Shares at Cdn.$2.00         Exercise of incentive stock
                           per Share                         options./Section 4(2)
                                                             Exemption

Jan. 1-28, 2000            5,000 Shares at Cdn.$3.45         Exercise of incentive stock
                           per Share                         options./  Regulation S

     DATE                   NUMBER AND CLASS OF                  METHOD OF SALE/                           UNDERWRITER
                              SECURITIES SOLD                  EXEMPTION UNDER 1933
                                                                       ACT
Jan. 1-28, 2000            5,000 Shares at Cdn.$3.45         Exercise of incentive stock
                           per Share                         options. / Regulation S

Item 5. Indemnification of Directors and Officers.

      The by-laws provide that directors and officers will be indemnified from and against all liabilities, costs and expenses in respect to any action brought against them relating to their duties as an officer or director.

                                    PART F/S

Financial Statements

      1. Consolidated Financial Statements for the years ended October 31, 1999 and 1998 with Auditors Report dated January 10, 2000, prepared by Ernst & Young. Page 52

      2. Consolidated Financial Statements (unaudited) for the period ended January 31, 2000. Page 71

                                               CONSOLIDATED FINANCIAL STATEMENTS

                                               RADIANT ENERGY CORPORATION

                                               October 31, 1999 and 1998

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Radiant Energy Corporation

We have audited the consolidated balance sheets of Radiant Energy Corporation as at October 31, 1999 and 1998 and the consolidated statements of shareholder's equity, loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Radiant Energy Corporation as at October 31, 1999 and 1998 and the consolidated results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

On January 10, 2000, we reported separately to the shareholders of Radiant Energy Corporation on the consolidated financial statements for the same years, prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada.

Hamilton, Canada,
January 10, 2000 [except as to note 11
which is at February 11, 2000]                             Chartered Accountants

Radiant Energy Corporation
Amalgamated under the laws of Canada

                           CONSOLIDATED BALANCE SHEETS
                                 [U.S. dollars]

As at October 31

                                                        1999               1998
                                                          $                  $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and term deposits [note 4]                    1,981,232                 --
Accounts receivable                                       --             30,000
Inventory                                             13,912             13,912
Deposits and prepaid expenses                      1,203,316             24,168
--------------------------------------------------------------------------------
Total current assets                               3,198,460             68,080
--------------------------------------------------------------------------------
Deferred charges                                      67,809              8,031
Patents [note 2]                                     357,634            367,271
Capital [note 3]                                     663,336            672,421
--------------------------------------------------------------------------------
                                                   4,287,239          1,115,803
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank overdraft                                            --              4,578
Accounts payable and accrued liabilities             815,021            170,158
Current portion of long-term debt [note 4]            68,484            256,980
--------------------------------------------------------------------------------
Total current liabilities                            883,505            431,716
--------------------------------------------------------------------------------
Deferred income taxes                                  4,402              8,118
Long-term debt [note 4]                              871,808            250,066
Shareholders' equity
Share capital [note 5]                             8,721,039          5,243,320
Cumulative comprehensive income                        5,380              9,922
Deficit                                           (6,198,895)        (4,827,339)
--------------------------------------------------------------------------------
Total shareholders' equity                         2,527,524            425,903
--------------------------------------------------------------------------------
                                                   4,287,239          1,115,803
================================================================================

See accompanying notes

On behalf of the Board:

           (signed) Gregory G. O'Hara     (signed) David A. Williams
                    Director                       Director

Radiant Energy Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                                 [U.S. dollars]

Years ended October 31

                                                                         Accumulated other
                                                 Common   Comprehensive    comprehensive     Retained
                                                  stock      income            income        earnings         Total
                                                    $           $                 $              $              $
---------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1997                       4,371,672           --          45,568      (3,558,289)      858,951
---------------------------------------------------------------------------------------------------------------------

Net loss                                               --   (1,269,050)             --      (1,269,050)   (1,269,050)
Foreign currency translation, net of tax               --      (35,646)        (35,646)             --       (35,646)
                                                            ----------
Comprehensive income                                   --   (1,304,696)             --              --            --
                                                            ----------
Proceeds on issue of shares [note 5]              871,648           --              --              --       871,648
---------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1998                       5,243,320                        9,922      (4,827,339)      425,903
---------------------------------------------------------------------------------------------------------------------

Net loss                                               --   (1,371,556)             --      (1,371,556)   (1,371,556)
Foreign currency translation, net of tax               --       (4,542)         (4,542)             --        (4,542)
                                                            ----------
Comprehensive income                                   --   (1,376,098)             --              --            --
                                                            ----------
Proceeds on issue of shares [note 5]            3,477,719           --              --              --     3,477,719
---------------------------------------------------------------------------------------------------------------------
Balance, October 31, 1999                       8,721,039                        5,380      (6,198,895)    2,527,524
=====================================================================================================================

See accompanying notes

Radiant Energy Corporation

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                 [U.S. dollars]

Years ended October 31

                                                        1999               1998
                                                          $                  $
--------------------------------------------------------------------------------

Revenue                                                5,500            963,009
Cost of sales                                          4,064            625,156
--------------------------------------------------------------------------------
Gross profit                                           1,436            337,853
Interest income                                       37,471              6,155
--------------------------------------------------------------------------------
                                                      38,907            344,008
--------------------------------------------------------------------------------

Expenses
Marketing                                            433,192                 --
General and administrative                           618,412            175,323
Research and product development                     189,410            869,610
Patent rights settlement [note 2]                         --            384,315
Depreciation and amortization                        128,843            156,746
Interest                                              40,606             27,064
--------------------------------------------------------------------------------
                                                   1,410,463          1,613,058
--------------------------------------------------------------------------------
Loss for year                                     (1,371,556)        (1,269,050)

Deficit, beginning of year                        (4,827,339)        (3,558,289)
--------------------------------------------------------------------------------
Deficit, end of year                              (6,198,895)        (4,827,339)
================================================================================

Loss per common share                                  (0.15)             (0.17)
================================================================================

See accompanying notes

Radiant Energy Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 [U.S. dollars]

Years ended October 31

                                                                        1999               1998
                                                                          $                  $
--------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for year                                                       (1,371,556)        (1,269,050)
Add (deduct) item not affecting cash
  Depreciation and amortization                                        128,837            156,746
  Deferred taxes                                                        (3,716)           (29,165)
--------------------------------------------------------------------------------------------------
                                                                    (1,246,435)        (1,141,469)
Net change in non-cash working capital items relating to
   operating activities                                               (500,376)           830,824
--------------------------------------------------------------------------------------------------
Cash used in operating activities                                   (1,746,811)          (310,645)
--------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                             (63,101)          (709,329)
Proceeds on sale of capital assets                                          --              5,797
--------------------------------------------------------------------------------------------------
Cash used in investing activities                                      (63,101)          (703,532)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance (repayment) of long-term debt                                 401,450           (152,097)
(Increase) decrease in deferred charges                                (55,978)            36,026
Issuance of common shares                                            3,477,719            871,648
--------------------------------------------------------------------------------------------------
Cash provided by financing activities                                3,823,191            755,577
--------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents           (27,469)            12,800
--------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and term deposits                    1,985,810           (245,800)
Cash (overdraft) and term deposits, beginning of year                   (4,578)           241,222
--------------------------------------------------------------------------------------------------
Cash (overdraft) and term deposits, end of year                      1,981,232             (4,578)
==================================================================================================

Cash interest paid                                                      21,702             42,729
==================================================================================================

See accompanying notes

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Radiant Energy Corporation is a company incorporated primarily to provide services in the aviation industry through the development and marketing of its InfraTek radiant energy deicing technology. The company is in its early stages of its operations and its ability to continue as a going concern is dependent upon achieving a profitable level of operations and obtaining sufficient cash flow and financing. These consolidated financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those in these consolidated financial statements.

Basis of presentation

The consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States and include certain estimates based on management's judgments. These estimates affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Consolidated financial statements prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada were previously made available to shareholders and filed with various securities regulatory authorities.

For purposes of these consolidated financial statements, the company has adopted the U.S. dollar as the reporting currency. This improves investors' ability to compare the company's results with those of most other publicly traded businesses in the industry. These consolidated financial statements have been translated from Canadian dollars to U.S. dollars by translating assets and liabilities at the rate in effect at the respective balance sheet date and revenues and expenses at the average rate for the year. Any resulting foreign exchange gains or losses are recorded in accumulated other comprehensive income
(loss).

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

Principles of consolidation

These consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, Radiant Aviation Services, Inc. ["RAS"] formerly named Process Technologies Inc.

All significant inter-company transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with original maturities of less than three months.

Inventory

Inventory is recorded at the lower of actual cost and estimated net realizable value.

Deferred charges

The costs associated with obtaining debt financing are capitalized and amortized on a straight-line basis over the life of the debt [5 years].

Patents

The costs associated with obtaining patents are capitalized and amortized on a straight-line basis over the life of the patent [17 years].

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

Stock based compensation

The company has an incentive stock option plan as more fully described in note
5. Any consideration paid on the exercise of stock options is credited to share capital.

Capital assets

Capital assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates estimated to amortize the cost of the assets over their estimated useful lives based on the following rates:

Automobiles                                      5 years
Office furniture and equipment                   5 years
Laboratory equipment                             5 years
Leasehold improvements                           5 years
Deicing service centers                          10 years

Financial instruments

The carrying amount of cash and term deposits, accounts receivable, prepaid expenses, deposits, inventory, bank overdraft, accounts payable and accrued liabilities are considered to be representative of their respective fair values.

The company has no derivative financial instruments or any financial instruments that potentially subject the company to concentrations of credit risk.

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

2. PATENT RIGHTS

During 1995, the company acquired all rights to a U.S. patent from two of its officers for $500,000 U.S.

In July 1995, the company and these two officers commenced legal action against a third party [the former employer of the two officers] in support of the company's declaration as sole owner of all right, title, and interest in a patent. The third party demanded ownership of the patent based upon the prior employment of the officers and had counter claimed in the action alleging it as the equitable owner of the patent.

In April 1998, the company, the two officers and the third party reached an out of court settlement that provided the company with the unequivocal ownership of the patents. Under the terms of the agreement, the terms and conditions of the settlement cannot be disclosed. A $50,000 U.S. on deposit with the court was used as part of the settlement.

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

3. CAPITAL ASSETS

                                                        1999
                                       -----------------------------------------
                                                                            Net
                                                      Accumulated          book
                                        Cost         depreciation         value
                                          $                $                 $
-------------------------------------------------------------------------------

Automobiles                             63,182           9,167           54,015
Office furniture and equipment         131,461          77,259           54,202
Laboratory equipment                    17,568          14,571            2,997
Leasehold improvements                  31,222          17,889           13,333
Deicing service centers                673,486         134,697          538,789
-------------------------------------------------------------------------------
                                       916,919         253,583          663,336
===============================================================================

                                                        1998
                                       -----------------------------------------
                                                                            Net
                                                      Accumulated          book
                                        Cost         depreciation         value
                                          $                $                 $
-------------------------------------------------------------------------------

Automobiles                             28,642           1,432           27,210
Office furniture and equipment          97,464          54,595           42,869
Laboratory equipment                    15,019          11,182            3,837
Leasehold improvements                  29,773           9,276           20,497
Deicing service centers                642,231          64,223          578,008
-------------------------------------------------------------------------------
                                       813,129         140,708          672,421
===============================================================================

During 1998, the company constructed a deicing service center from components previously held in inventory. The company has entered into an arrangement with a third party to operate this center on their behalf.

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

4. LONG-TERM DEBT

                                                                        1999               1998
                                                                          $                  $
-------------------------------------------------------------------------------------------------

6% convertible secured debentures, due May 22, 2002                         --             85,748
9% secured loans                                                            --            198,686
7% convertible secured debentures, due May 31, 2004                    744,510                 --

Other                                                                  150,000            200,000

Vehicle loan repayable in monthly
   blended payments of principal and interest of $668
   bearing interest at 2.9% to August 15, 2001 and $943
   bearing interest at 2.9% to July 31, 2002                            45,782             22,612
-------------------------------------------------------------------------------------------------
                                                                       940,292            507,046
Less current portion                                                    68,484            256,980
-------------------------------------------------------------------------------------------------
                                                                       871,808            250,066
=================================================================================================

Minimum principal payments over the next 5 years are as follows:

                                                                           $
-------------------------------------------------------------------------------

2000                                                                     68,484
2001                                                                     68,665
2002                                                                     58,633
2003                                                                         --
2004                                                                    744,510

6% convertible secured debentures, due May 22, 2002

The 6% convertible secured debentures are convertible in minimum denominations of $100 [Canadian] at a basic conversion price of $1.00 [Canadian] per share prior to May 22, 1998 and $1.25 [Canadian] per share, thereafter. The company has the right after giving 30 days notice to redeem the debentures in whole or in part should the market price of the shares equal or exceed $3.50 [Canadian] per share. Redemption is not permitted prior to May 22, 1998.

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

On August 18, 1999, the company called the debentures for redemption on September 24, 1999. All outstanding 6% convertible debentures totaling $105,116 were converted on the basis of $1.25 per share [Canadian] to 161,920 common shares.

Under the terms of the debenture issue, the company granted, as compensation to the agents, the option to purchase up to $113,400 [Canadian] of debentures at any time on or before May 22, 1999. At October 31, 1998, an option to purchase $70,100 [Canadian] remained outstanding. On May 13, 1999, the agents exercised the option to purchase the remaining $70,100 [Canadian] debentures. On June 13, 1999, the agents converted the debentures to common shares. A total of 56,080 common shares were issued.

9% secured loans

On May 8, 1999 accumulated interest and additional loans provided by directors of the company totaling $741,939 [Canadian] were retired. In settlement of the loans, the company provided cash of $320,295 [Canadian] and issued 366,647 common shares.

7% convertible secured debentures, due May 31, 2004

The convertible secured debentures were convertible in minimum denominations of $100 [Canadian] at a basic conversion price of $1.15 [Canadian] per share prior to May 31, 2000 and $1.45 [Canadian] per share, thereafter. The company has the right after giving 30 days notice to redeem the debentures in whole or in part should the market price of the shares equal or exceed $2.50 [Canadian] per share. Redemption is not permitted prior to May 31, 2000.

In addition, under the terms of the debenture issue, $89,882 of the proceeds was placed in escrow in a trust account to pay interest when due.

The estimated fair market value of the debentures approximates their carrying value as of October 31, 1999.

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

5. SHARE CAPITAL

[a] Shares

    Authorized

    Unlimited number of common shares

    Issued and outstanding                                        Number              Stated
                                                                 of shares            capital
                                                                                           $
---------------------------------------------------------------------------------------------

Outstanding at October 31, 1997                                  7,020,459          4,371,672
Issued upon exercise of warrants                                    37,648             66,181
Issued upon conversion of debentures - net of costs                872,600            547,660
Issued upon conversion of stock options and warrants                74,950            111,544
Issued for acquisition of distributorship                           50,000            104,822
Issued to officers for settlement of patent rights                  50,000             41,441
---------------------------------------------------------------------------------------------
Outstanding at October 31, 1998                                  8,105,657          5,243,320
---------------------------------------------------------------------------------------------
Issued upon conversion of 6% debentures - net of costs             161,920            131,360
Issued upon conversion of 7% debentures - net of costs             690,284            486,170
Issued upon settlement of 9% loans                                 366,647            286,054
Issued upon conversion of stock options                             54,500             48,123
Issued upon conversion of options granted to financial advisors     80,000             74,354
Issued to officer for cash                                         276,666            227,946
Issued to Boeing Capital Services Corporation - net of costs     2,292,260          2,223,712
---------------------------------------------------------------------------------------------
Outstanding at October 31, 1999                                 12,027,934          8,721,039
=============================================================================================

[b] Warrants

      Warrants to purchase 4,474,719 common shares outstanding at October 31, 1998 expired on March 1, 1999. No warrants were exercised prior to expiry.

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

[c] Stock options

[i] The company has a stock option plan whereby directors, officers, and employees and consultants, subject to certain conditions, may be granted options to purchase up to 15% of the outstanding common shares of the company at the closing price of the common shares at the date when the option is granted on any stock exchange on which the common shares may be listed. At October 31, 1999, the maximum stock options available to be granted was 1,804,190 [1998 - 586,527].

The company applies APB Opinion 25 in accounting for its employee stock options.

The exercise price of all employee stock options is equal to the market price of the stock at the time of granting. Accordingly, no compensation cost has been recognized in the financial statements for its employee stock options.

For purposes of meeting requirements of FASB Statement No. 123, the fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1998, respectively; risk-free interest rates of 7.5%, 7.5%, dividend yields of 0%, 0%, volatility factors of the expected market price of the company's common stock of 161.4%, 161.4%, and weighted average expected life per option of 4 years.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

A summary of the company's stock option and warrant activity and related information is as follows:

                                                          1999                        1998
                                                            $                           $
---------------------------------------------------------------------------------------------------
                                                       [Canadian]                  [Canadian]

                                                               Weighted                   Weighted
                                                               -average                   -average
                                                            exercise price          exercise price

Options
Outstanding, beginning of year                       728,958         1.79       519,719       1.83
Granted                                            1,228,520         1.78       268,989       1.84
Expired                                                   --          --        (20,000)     (2.50)
Exercised                                           (130,000)       (1.38)      (39,750)     (2.22)
---------------------------------------------------------------------------------------------------
Outstanding and exercisable, end of year           1,827,478         1.81       728,958       1.79
---------------------------------------------------------------------------------------------------

Warrants
Outstanding, beginning of period                   4,472,271         2.00     4,474,719       2.00
Granted                                                   --          --         35,200       2.00
Expired                                           (4,472,271)       (2.00)           --        --
Exercised                                                 --          --        (37,648)     (2.00)
---------------------------------------------------------------------------------------------------
                                                          --          --      4,472,271       2.00
---------------------------------------------------------------------------------------------------

Total options and warrants, end of year            1,827,478          --      5,201,229        --
===================================================================================================

Weighted - average fair value
   of options granted during the year              1,228,520         1.60     268,989         1.45
===================================================================================================

The following table summarizes information about options outstanding as at October 31, 1999:

                                         Options Outstanding
                     -----------------------------------------------------------
                                          Weighted-average          Weighted-
 Range of               Number                remaining              average
Exercise prices      outstanding          contractual life       exercise price
-------------------------------------------------------------------------------
                                                                   [Canadian]

$1.15 - $2.50          1,746,478             4.3 years                $1.73
$2.50 - $3.70             81,000             5 years                  $3.47

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

[ii] On June 30, 1999, the company completed a private placement for 2,292,260 common shares with Boeing Capital Services Corporation ["BCSC"]. Under the terms of the private placement, the company offered to BCSC, the option to purchase up to 653,145 common shares for $1.35 [Canadian] per share. The options are exercisable at a rate equal to 25% of the common shares to be issued by the company pursuant to the exercise of options or through the conversion of securities to common shares that existed on June 30, 1999 ["existing options and conversions"]. The options may be exercised between January 1, 2000 and June 30, 2004 within 30 days of the calendar quarter end for "existing options and conversions" exercised in the previous quarter, or in the case of the first conversion date between July 1, 1999 and December 31, 1999. If the BCSC does not exercise their options within the 30-day period, the options expire. At October 31, 1999, 653,145 options were granted and 141,658 options are exercisable January 1, 2000.

6. INCOME TAX

The significant components of the company's deferred tax liabilities and assets are as follows:

                                                        1999               1998
                                                          $                  $
--------------------------------------------------------------------------------

DEFERRED TAX ASSETS
Income tax losses available for carryforward       2,680,000          2,020,000
Less valuation allowance                          (2,680,000)        (2,020,000)
--------------------------------------------------------------------------------
Net deferred tax assets                                   --                 --
================================================================================

DEFERRED TAX LIABILITIES
Temporary differences comprehensive income             4,402              8,118
================================================================================

At October 31, 1999, the company has Canadian non-capital losses of approximately $427,000 and U.S. net operating losses of approximately $5,316,000. These losses may be carried forward to reduce taxable income in future years.

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

If not utilized, the Canadian losses will expire as follows:

                                                                        $ U.S.
--------------------------------------------------------------------------------

2002                                                                    121,000
2003                                                                     17,000
2005                                                                    156,000
2006                                                                    133,000

If not utilized, the U.S. losses will expire as follows:

                                                                        $ U.S.
--------------------------------------------------------------------------------

2009                                                                    500,000
2010                                                                  1,020,000
2011                                                                    843,000
2012                                                                  1,686,000
2013                                                                  1,267,000

In addition, the company has approximately $66,000 U.S. of Canadian share issue costs which are deductible over the next three years.

The potential income tax benefits relating to these accumulated losses have not been recorded in the company's accounts.

7. COMMITMENTS

The company has entered into leases with minimum lease payments over the next 2 years as follows:

                                                                     $ Canadian
-------------------------------------------------------------------------------

2000                                                                    61,582
2001                                                                    33,357

Radiant Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 1999 and 1998     [all amounts in U.S. funds unless otherwise noted]

8. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9. SEGMENTED INFORMATION

The company's only reportable operating segment is aircraft deicing sales and service. All revenue is derived from its U.S. operations which also includes all capital and other assets.

10. COMPARATIVE FIGURES

The comparative consolidated statements of cash flows have been restated as required by new accounting recommendations issued by the Canadian Institute of Chartered Accountants.

11. SUBSEQUENT EVENTS

On February 11, 1999, the company filed a registration statement with the Security and Exchange Commission.

                                               CONSOLIDATED FINANCIAL STATEMENTS

                                               RADIANT ENERGY CORPORATION

                                               Interim Financial Statements
                                               January 31, 2000 and 1999

Radiant Energy Corporation
Amalgamated under the laws of Canada

                           CONSOLIDATED BALANCE SHEETS
                                [in U.S. dollars]

As at January 31

                                                      2000               1999
                                                        $                  $
--------------------------------------------------------------------------------

ASSETS
Current
Cash and term deposits                             3,908,282              6,787
Inventory                                             13,912             13,883
Deposits and prepaid expenses                         36,357              9,750
--------------------------------------------------------------------------------
Total current assets                               3,958,551             30,420
--------------------------------------------------------------------------------
Deferred charges                                      50,593              7,639
Patents                                              350,111            368,328
Capital                                              621,452            639,370
--------------------------------------------------------------------------------
                                                   4,980,707          1,045,757
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities             934,165            214,214
Current portion of long-term debt                     68,484            379,833
--------------------------------------------------------------------------------
Total current liabilities                          1,002,649            594,047
--------------------------------------------------------------------------------
Deferred income taxes                                  4,402             11,498
Long-term debt                                       642,495            206,128
Shareholders' equity
Share capital                                      9,519,296          5,297,044
Cumulative comprehensive income                        5,380             14,052
Deficit                                           (6,193,515)        (5,077,012)
--------------------------------------------------------------------------------
Total shareholders' equity                         3,331,161            234,084
--------------------------------------------------------------------------------
                                                   4,980,707          1,045,757
--------------------------------------------------------------------------------

Radiant Energy Corporation

                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                                [in U.S. dollars]

Three months ended January 31, 2000

                                                                      Accumulated other
                                             Common    Comprehensive    comprehensive    Retained
                                              stock       income           income        earnings        Total
                                                $            $                $              $             $
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Balance, October 31, 1998                   5,243,320           --           9,922      (4,827,339)      425,903
=================================================================================================================

Net loss                                           --   (1,371,556)             --      (1,371,556)   (1,371,556)
Foreign currency translation, net of tax           --       (4,542)         (4,542)             --        (4,542)
                                                        ----------
Comprehensive income                               --   (1,376,098)             --              --            --
                                                        ----------
Proceeds on issue of shares                 3,477,719           --              --              --     3,477,719
-----------------------------------------------------------------------------------------------------------------
Balance, October 31, 1999                   8,721,039                        5,380      (6,198,895)    2,527,524
-----------------------------------------------------------------------------------------------------------------

Net income                                         --        5,380              --           5,380         5,380
Foreign currency translation, net of tax           --                           __              --            __
Comprehensive income                               --        5,380              --              --            --
                                                        ----------
Proceeds on issue of shares                   798,257           --              --              --       798,257
-----------------------------------------------------------------------------------------------------------------
Balance, January 31, 2000                   9,519,296                        5,380      (6,193,515)    3,331,161
=================================================================================================================

Radiant Energy Corporation

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                 [U.S. dollars]

Three months ended January 31

                                                      2000               1999
                                                        $                  $
--------------------------------------------------------------------------------

Revenue                                            3,406,260                ---
Cost of sales                                      2,867,371                ---
--------------------------------------------------------------------------------
Gross profit                                         538,889
Interest income                                       20,876                ---
--------------------------------------------------------------------------------
                                                     559,765                ---
--------------------------------------------------------------------------------

Expenses
Marketing                                            150,170             42,089
General and administrative                           278,781            106,966
Research and product development                      48,320             39,864
Depreciation and amortization                         66,070             54,778
Interest                                              11,045              5,975
--------------------------------------------------------------------------------
                                                     554,386            249,673
--------------------------------------------------------------------------------
Profit/Loss for year                                   5,380           (249,673)

Deficit, beginning of year                        (6,198,895)        (4,827,339)
--------------------------------------------------------------------------------
Deficit, end of year                              (6,193,515)        (5,077,012)
================================================================================

Loss per common share                                  (0.0)              (0.01)
================================================================================

Radiant Energy Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 [U.S. dollars]

Three months ended January 31

                                                                          2000               1999
                                                                            $                  $
--------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Profit/Loss for year                                                     5,380           (249,376)
Add item not affecting cash
  Depreciation and amortization                                         66,070             55,315
  Deferred taxes                                                                            3,380
--------------------------------------------------------------------------------------------------
                                                                        71,450           (190,978)
Net change in non-cash working capital items relating to
   operating activities                                              1,286,105             88,502
--------------------------------------------------------------------------------------------------
Cash used in operating activities                                    1,357,555           (102,476)
--------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                                             (12,918)              (809)
--------------------------------------------------------------------------------------------------
Cash used in investing activities                                      (12,918)              (809)
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance (repayment) of long-term debt                                 (54,571)            78,916
Conversion of convertible secured debentures                          (174,744)               ---
(Increase) decrease in deferred charges                                 13,471                ---
Issuance of common shares                                              798,257             53,724
--------------------------------------------------------------------------------------------------
Cash provided by financing activities                                  582,413            132,640
--------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents               ---            (17,990)
--------------------------------------------------------------------------------------------------

Net increase(decrease) in cash and term deposits                     1,927,050             11,365
Cash (overdraft) and term deposits, beginning of year                1,981,232             (4,578)
--------------------------------------------------------------------------------------------------
Cash (overdraft) and term deposits, end of year                      3,908,282              6,787
==================================================================================================

Cash interest paid                                                      26,811                198
==================================================================================================

Radiant Energy Corporation

                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                 [U.S. dollars]

Three months ended January 31

CHANGE IN FUNCTIONAL CURRENCY

The company has historically measured and presented its financial statements in Canadian dollars. Effective October 31, 1999, as a result of the company's increased economic activity in the U.S. as demonstrated by its increasingly high level of sales activity in U.S. dollars and significance of U. S. dollar denominated assets to the company's operations, the U. S. dollar has become the functional currency of the company's operations. Effective the same date, the U.S. dollar has been adopted as the reporting currency.

                                    PART III

Item 1. Index to Exhibits.

Exhibit   Description

2(a) Articles of Incorporation dated October 21, 1994; Articles of Amendment dated October 5, 1995.

2(b) Certificate of Amalgamation dated February 21, 1996; Certificate of Continuance dated February 21, 1996.

2(c)      By-laws.

(3) Trust Indenture dated as of May 28, 1999 among and between Radiant Energy Corporation, Radiant Aviation Services, Inc. and the Trust Company of Bank of Montreal respecting 7% Debentures.

(5) Agreement dated June 30, 1999 among and between Boeing Capital Services Corporation, Charles John Chew and others (the "Shareholders Agreement").

6(a) Agreement dated June 30, 1999 between Company and Boeing Capital Services Corporation ("Boeing Investment Agreement").

6(b) Agreement dated June 24, 1999 between Radiant Services, Inc. and Boeing Capital Corporation ("Boeing Financing Agreement").

6(c) Agreement dated September 9, 1999 between Radiant Services, Inc. and Continental Airlines Inc. (the "Continental Agreement").

6(d) Agreement dated May 10, 1999 between Company and Lufthansa Engineering and Operational Services GMBH (the "Lufthansa Agreement").

6(e)      Agreement between Company and C. John Chew dated October 30, 1998.

6(f)      Agreement between Company and Timothy R. Seel dated November 1, 1999.

6(g)      Agreement between Company and Robert D. Maier dated November 30, 1998.

6(h)      Agreement between Company and Colin V.F. Digout dated February 2,1999.

6(i) Agreement between Company and Timothy P. Seel dated July 31, 1998 (the "Loan Agreement").

6(j) Lease Agreement dated December 20, 1999 between Radiant Services, Inc. and MDFC Equipment Leasing Corporation.

6(k)      Company Stock Option Plan, as amended April 3, 1998.

6(l) Patent Royalty Agreement between Messrs. Chew and Seel and the Company dated January 29, 1995.

(13)      Form F-X.

                                   SIGNATURES

      Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     RADIANT ENERGY CORPORATION


Date: February 17, 2000                              By: /s/ Colin V.F. Digout
                                                         ----------------------
                                                         Colin V.F. Digout
                                                         Chief Operating Officer